UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013.

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jl.Japati No. 1 Bandung-40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F  ____

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____        No __X__

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____       No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

-----------------------------------------------------
(Registrant)

Date March 7, 2013	By……/s/ Agus Murdiyatno
----------------------------------------------------
(Signature)

Agus Murdiyatno
Vice President, Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS’ REPORTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2011 AND FOR THE YEAR THEN ENDED

AND AS OF JANUARY 1, 2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS WITH

INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2012 AND FOR THE YEAR

THEN ENDED WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2012

TABLE OF CONTENTS

Page

Independent Auditors’ Reports
Consolidated Statements of Financial Position ……..………………………………………………………………………………………………………………………………...........	1 - 2
Consolidated Statements of Comprehensive Income………………………………………………………………………………………………………………………………...........	3
Consolidated Statements of Changes in Equity………………………….………………..…………………………………………………………………………………………..........	4 - 5
Consolidated Statements of Cash Flows…………………………………………………………………………………………………………………………………..............................	6
Notes to Consolidated Financial Statements……………………………………………………………………………………………………………………………………………….	7 - 127

This report is originally issued in Indonesian language

Independent Auditors’ Report

Report No. RPC-3302/PSS/2013

The Shareholders and the Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of
December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2011 and for the year then ended were audited by other independent auditors whose report dated March 30, 2012 expressed an unqualified opinion on those statements before the restatement of segment reporting disclosures discussed below.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2012, and the consolidated results of their operations and their cash flows for the years then ended in conformity with Indonesian Financial Accounting Standards.

This report is originally issued in Indonesian language

Independent Auditors’ Report (continued)

Report No. RPC-3302/PSS/2013 (continued)

As described in Note 38 to the consolidated financial statements, the Company changed the composition of its reportable segments in 2012, and the comparable amounts for the year ended December 31, 2011 relating to reportable segments have been restated to conform to the reportable segments in 2012. Our audit procedures that were applied to the restated disclosures for comparative 2011 reportable segments included: (i) agreeing the adjusted amounts of segment (revenues, operating profit, and assets) to the underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, the restated disclosures of reportable segments for the year ended December 31, 2011, as described in Note 38 to the consolidated financial statements, are appropriate. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Company as of December 31, 2011 and for the year then ended other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of December 31, 2011 and for the year then ended taken as a whole.

Purwantono, Suherman & Surja

/s/  Drs. Hari Purwantono

Public Accountant Registration No. AP.0684

February 28, 2013

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in Indonesia.

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 WITH COMPARATIVE FIGURES

AS OF DECEMBER 31,   2011 AND JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

	Notes	December 31, 2012	December 31, 2011*)	January 1, 2011*)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,37,44	13,118	9,634	9,120
Other current financial assets	2c,2e,2u,4,37,44	4,338	373	371
Trade receivables – net of provision for
impairment of receivables	2g,2u,5,29,44
Related parties	2c,37	701	406	408
Third parties		4,522	4,509	3,936
Other receivable - net of provision for impairment of receivables	2g,2u,44	186	335	89
Inventories - net of provision for obsolescence	2h,6,16,20,29	579	758	515
Advances and prepaid expenses	2c,2i,7,37	3,721	3,294	3,441
Claims for tax refund	2t,31	436	371	133
Prepaid taxes	2t,31	372	787	716
Asset held for sale	2j,8	-	791	-
Total Current Assets		27,973	21,258	18,729
NON-CURRENT ASSETS
Long-term investments	2f,2u,9,44	275	235	254
Property and equipment - net of accumulated depreciation	2l,2m,10,16, 19,20,39	77,047	74,897	75,832
Prepaid pension benefit costs	2s,34	1,032	991	744
Advances and other non-current assets	2c,2i,2l,2n,2u, 11,37,41,44	3,510	3,817	3,095
Intangible assets - net of accumulated amortization	2d,2k,2n,12	1,443	1,789	1,785
Deferred tax assets- net	2t,31	89	67	62
Total Non-current Assets		83,396	81,796	81,772
TOTAL ASSETS		111,369	103,054	100,501

*) Reclassified, refer to Note 48.

The accompanying notes to consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

AS OF DECEMBER 31, 2012 WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

	Notes	December 31, 2012	December 31, 2011*)	January 1, 2011*)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2r,2u,13,44
Related parties	2c,37	432	427	754
Third parties		6,848	7,890	6,757
Other payables	2u,44	176	38	276
Taxes payables	2t,31	1,844	1,039	736
Accrued expenses	2c,2r,2u,14,27,34,37,44	6,163	4,790	3,409
Unearned income	2r,15	2,729	2,821	2,681
Advances from customers and suppliers	2c,37	257	271	500
Short-term bank loans	2c,2p,2u,16,37,44	37	100	56
Current maturities of long-term liabilities	2c,2m,2p,2u,17,37,44	5,621	4,813	5,304
Total Current Liabilities		24,107	22,189	20,473
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,31	3,059	3,794	4,074
Other liabilities	2r	334	242	312
Long service awards provisions	2s,35	347	287	242
Post-retirement health care benefits provisions	2c,2s,36,37	679	888	1,050
Retirement benefits obligation and other post retirement benefits	2c,2s,34,37	2,248	1,715	1,280
Long-term liabilities - net of current maturities	2u,17,44
Obligations under finance leases	2m,10	1,814	314	409
Two-step loans	2c,2p,18,37	1,791	2,012	2,741
Bonds and notes	2c,2p,19,37	3,229	3,401	3,249
Bank loans	2c,2p,20,37	6,783	7,231	10,256
Total Non-current Liabilities		20,284	19,884	23,613
TOTAL LIABILITIES		44,391	42,073	44,086
EQUITY
Capital stock - Rp250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,22	5,040	5,040	5,040
Additional paid-in capital	2v,23	1,073	1,073	1,073
Treasury stock	2v,24	(8,067)	(6,323)	(4,264)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,25	478	478	478
Efect of change in equity of associated companies	2f	386	386	386
Unrealized holding gain from available-for-sale securities	2u	42	47	50
Translation adjustment	2f	271	240	233
Difference due to acquisition of non-controlling interest in subsidiaries	1d,2d	(508)	(485)	(485)
Other reserves	1d	49	-	-
Retained earning
Appropriated	33	15,337	15,337	15,337
Unappropriated		37,440	31,717	26,571
Total Equity Attributable to Owners of the Parent Company		51,541	47,510	44,419
Non-controlling Interests	2b,21	15,437	13,471	11,996
TOTAL EQUITY		66,978	60,981	56,415
TOTAL LIABILITIES AND EQUITY		111,369	103,054	100,501

*) Reclassified, refer to Note 48.

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2012 WITH COMPARATIVE FIGURES FOR 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

	Notes	2012	2011
REVENUES	2c,2r,26,37	77,143	71,253
Operations, maintenance and telecommunication services expenses	2c,2r,28,37	(16,803)	(16,372)
Depreciation and amortization expenses	2k,2l,2m,2r,10,11,12	(14,456)	(14,863)
Personnel expenses	2c,2r,2s,14,27,34, 35, 36,37	(9,786)	(8,555)
Interconnection expenses	2c,2r,30,37	(4,667)	(3,555)
Marketing Expenses	2r	(3,094)	(3,278)
General and administrative expenses	2c,2g,2h,2r,2t,5,6,29,37	(3,036)	(2,935)
Loss on foreign exchange - net	2q	(189)	(210)
Other income	2r,10c	2,559	665
Others expenses	2r,10c	(1,973)	(192)
OPERATING PROFIT		25,698	21,958
Finance income	2c,37	596	546
Finance costs	2c,2r,37	(2,055)	(1,637)
Share of loss of associated companies	2f,9	(11)	(10)
PROFIT BEFORE INCOME TAX		24,228	20,857
INCOME TAX (EXPENSE) BENEFIT	2t,31
Current		(6,628)	(5,673)
Deferred		762	286
		(5,866)	(5,387)
PROFIT FOR THE YEAR		18,362	15,470
OTHER COMPREHENSIVE INCOME (EXPENSES)
Foreign currency translation	1d,2b,2f	31	7
Change in fair value of available-for-sale financial assets	2u	(5)	4
Total Other Comprehensive Income - net		26	11
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		18,388	15,481
Profit for the Year attributable to:
Owners of the parent company	2b,21	12,850	10,965
Non-controlling interests		5,512	4,505
		18,362	15,470
Total comprehensive income for the year attributable to:
Owners of the parent company		12,876	10,976
Non-controlling interests	2b,21	5,512	4,505
		18,388	15,481
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2x,32
Net income per share		669.19	559.67
Net income per ADS (40 Series B shares per ADS)		26,767.60	22,386.80

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

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PERUSAHAAN PERSEROAN (PERSERO

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2012 WITH COMPARATIVE FIGURES FOR 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Difference in value arising from res- tructuring transact- tions and other transact- tions between entities under common control	Effect of change in equity of asso- ciated com- panies	Unrea- lized holding gain (loss) on avai- lable for-sale secu- rities	Trans- lation adjust- ment	Difference due to acqui- sition of non- controlling interest in subsi- diaries	Other reserves

											Retained earnings
Descriptions	Notes	Capital stock	Addi- tional paid-in capital	Treasury stock							Appro- priated	Unappro- priated	Total	Non-controlling interests	Total equity
Balance, December 31, 2011		5,040	1,073	(6,323)	478	386	47	240	(485)	-	15,337	31,717	47,510	13,471	60,981
Establishment of a subsidiary	1d	-	-	-	-	-	-	-	-	-	-	-	-	32	32
Acquisition of non-controlling interest in subsidiaries	1d,2d	-	-	-	-	-	-	-	(23)	-	-	-	(23)	(10)	(33)
Issuance of new shares of a subsidiary	1d	-	-	-	-	-	-	-	-	49	-	-	49	39	88
Cash dividends	2w,33	-	-	-	-	-	-	-	-	-	-	(7,127)	(7,127)	(3,607)	(10,734)
Treasury stock acquired - at cost	2v,24	-	-	(1,744)	-	-	-	-	-	-	-		(1,744)	-	(1,744)
Comprehensive income (loss) for the year	1d,2b,2f, 2q,2s,9	-	-	-	-	-	(5)	31	-	-	-	12,850	12,876	5,512	18,388
Balance, December 31, 2012		5,040	1,073	(8,067)	478	386	42	271	(508)	49	15,337	37,440	51,541	15,437	66,978

The accompanying notes to the consolidated financial statements, form an integral part of these consolidated financial statements taken as a whole

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

YEARS ENDED DECEMBER 31, 2012 AND COMPARATIVE FIGURES FOR 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Difference in value arising from restructuring transactions and other transact- tions between entities under common control	Effect of change in equity of associated companies	Unrea- lized holding gain on available for- sale securities	Trans- lation adjust- ment	Difference due to acquisition of non-contro- lling interest in subsi- diaries

											Retained earnings
Descriptions	Notes	Capital stock	Addi- tional paid-in capital	Treasury stock						Other reserves	Appro- priated	Unappro- priated	Non-controlling interest	Total equity
Balance, December 31, 2010		5,040	1,073	(4,264)	478	386	50	233	(485)	15,337	26,571	44,419	11,996	56,415
Cash dividends	2w,33	-	-	-	-	-	-	-	-	-	(5,819)	(5,819)	(3,030)	(8,849)
Treasury stock acquired - at cost	2v,24	-	-	(2,059)	-	-	-	-	-.	-	-	(2,059)	-	(2,059)
Loss on investments in securities	2u	-	-	-	-	-	(7)	-	-	-	-	(7)	-	(7)
Comprehensive income for the year	1d, 2b,2f, 2q,2s,9	-	-	-	-	-	4	7	-	-	10,965	10,976	4,505	15,481
Balance, December 31, 2011		5,040	1,073	(6,323)	478	386	47	240	(485)	15,337	31,717	47,510	13,471	60,981

The accompanying notes to the consolidated financial statements, form an integral part of these consolidated financial statements taken as a whole

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PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

YEAR ENDED DECEMBER 31, 2012 WITH COMPARATIVE FIGURES FOR 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

	Notes	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		71,910	67,519
Other operators		3,993	3,586
Total cash receipts from revenues		75,903	71,105
Interest income received		585	549
Cash payments for expenses		(33,651)	(25,416)
Cash payments to employees		(8,162)	(8,509)
Payments for income taxes		(5,586)	(5,395)
Payments for interest costs		(1,111)	(1,591)
Cash refunds to customers		(37)	(226)
Net cash provided by operating activities		27,941	30,553
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from insurance claims	10	1,875	13
Proceeds from sale of property and equipment	10	360	56
Proceeds from sale of available-for-sale financial assets and dividends received		53	59
Acquisition of property and equipment	10	(8,221)	(13,197)
Placement in time deposits and purchases of available-for-sale financial assets	4	(4,008)	(33)
Increase in advances for purchases of property and equipment	11	(487)	(834)
Acquisition of intangible assets	12	(437)	(603)
Acquisition of data center business	1d	(230)	-
(Increase) decrease in advances and other non-current assets	11	(134)	34
Acquisition of long-term investments	9	(49)	-
Acquisition of non-controlling interest in subsidiaries	1d	(33)	-
Net cash used in investing activities		(11,311)	(14,505)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	20	3,936	2,694
Proceeds from short-term bank loans	16	590	316
Proceeds from promissory notes	19	351	559
Capital contribution of non-controlling interest in subsidiaries	1d	120	-
Proceeds from medium-term notes	19	10	20
Cash dividends paid to the Company’s stockholders	33	(7,127)	(6,069)
Repayment of two-step loans and bank loans	18,20	(4,259)	(7,334)
Cash dividends paid to non-controlling interests of subsidiaries		(3,607)	(3,033)
Payments for treasury stock	24	(1,744)	(2,059)
Repayments of short-term bank loans	16	(654)	(272)
Repayments of obligation under finance leases	10	(418)	(176)
Repayments of promissory notes	19	(403)	(171)
Repayments of medium-term notes	19	(109)	(14)
Net cash used in financing activities		(13,314)	(15,539)
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,316	509
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		168	5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	9,634	9,120
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	13,118	9,634

The accompanying notes to the consolidated financial statements, form an integral part of these consolidated financial statements taken as a whole

.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.      GENERAL

a.     Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendment of which was, among others, about the requirement that Directors’ action must obtain written approval of the Board of Commissioners, based on notarial deed No. 30 dated June 7, 2012 of Ashoya Ratam, S.H., MKn. The changes were accepted and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoJHR”) through his Letter No. AHU-AH.01.10-34558 dated September 24, 2012.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.       Main business:

i.         Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.        Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.       Supporting business:

i.         Providing payment transactions and money transferring services through telecommunications and information networks.

ii.        Performing activities and other undertakings in connection with optimization of the Company's resources, which among others include the utilization of the Company's property and equipment and  moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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1.     GENERAL (continued)

a.     Establishment and general information (continued)

The Company was granted several telecommunications licenses which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligations stated in those permits. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”). The reports comprise information such as network development progress, service quality standard achievement, total customer, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”) there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/ M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.     GENERAL (continued)

b.     Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

1.     Board of Commissioners and Directors

Based on resolutions made at (i) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated December 17, 2010 as covered by notarial deed No. 33 of Dr. A. Partomuan Pohan, S.H., LLM., and (ii) the Annual General Meeting (“AGM”) of Stockholders  of the Company dated May 11, 2012 as covered by notarial deed no. 14 of Ashoya Ratam, S.H., MKn., the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2012 and 2011, respectively, was as follows:

	2012	2011
President Commissioner	Jusman Syafii Djamal	Jusman Syafii Djamal
Commissioner	Parikesit Suprapto	Bobby A.A Nazief
Commissioner	Hadiyanto	Mahmuddin Yasin
Independent Commissioner	Virano Gazi Nasution	Rudiantara
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Arief Yahya	Rinaldi Firmansyah
Director of Finance	Honesti Basyir	Sudiro Asno
Director of Network and Solution	Rizkan Chandra	Ermady Dahlan
Director of Enterprise and Wholesale	Muhamad Awaluddin	Arief Yahya
Director of Consumer	Sukardi Silalahi	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Ririek Adriansyah	Prasetio
Director of Information Technology Solution & Strategic Portofolio	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs	Priyantono Rudito	Faisal Syam

2.     Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and Corporate Secretary as of December 31, 2012 and 2011, respectively, were as follows:

	2012	2011
Chair	Johnny Swandi Sjam	Rudiantara
Secretary	Salam	Salam
Member	Parikesit Suprapto	Bobby A.A Nazief
Member	Agus Yulianto	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	Virano Gazi Nasution	Johnny Swandi Sjam
Corporate Secretary	Agus Murdiyatno	Agus Murdiyatno

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.     GENERAL (continued)

b.     Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees (continued)

3.     Employees

As of December 31, 2012 and 2011, the Company and subsidiaries had 25,683 employees  and 26,023 employees (unaudited) , respectively.

c.     Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the the Annual General Meeting (“AGM”) of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective at the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. Series A Dwiwarna share with par value of Rp500, was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.     GENERAL (continued)

c.     Public offering of securities of the Company (continued)

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007, the AGM of Stockholders of the Company on June 20, 2008, and AGM of Stockholders of the Company on May 19, 2011, the Company’s stockholders approved the phase I, II, III and IV plan, respectively, to repurchase the Company’s issued Series B shares (Note 24).

As of December 31, 2012, all of the Company’s Series B shares were listed on the IDX and 54,942,205 ADS shares were listed on the NYSE and LSE (Note 22).

As of December 31, 2012, the Company’s outstanding bonds which where the second Rupiah bonds and issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX (Note 19a).

d.     Subsidiaries

As of December 31, 2012 and 2011, the Company has consolidated the following direct or indirectly owned subsidiaries (Notes 2b and 2d):

(i)    Direct subsidiaries:

Subsidiary/place of	Nature of business/ date of incorporation or acquisition	Date of commercial	Percentage of ownership interest		Total assets before elimination
incorporation	by the Company	operation	2012	2011	2012	2011
PT Telekomunikasi Selular(“Telkomsel”) Jakarta, Indonesia	Telecommunication – provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	63,576	58,723
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	4,931	3,264
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/May 9, 2003	1998	100	100	3,395	1,955
PT Telekomunikasi Indonesia International(“TII”) Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	2,440	2,279
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15,2002	1995	100	100	1,202	1,601
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/May 7, 1997	1997	100 (including through 0.46% ownership by Metra)	100 (including through 0.46% ownership by Metra)	771	714

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.   GENERAL (continued)

d.     Subsidiaries (continued)

(i)    Direct subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			2012	2011	2012	2011
PT Graha Sarana Duta(“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	622	384
PT Napsindo Primatel Internasional (“Napsindo”) Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13,2006	60	60	5	5
PT Telkom Akses (“Telkom Akses”) Jakarta, Indonesia	Construction service and trade in the field of telecommunication/ November 26, 2012	-	100	-	-	-

 (ii) Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			2012	2011	2012	2011
PT Sigma Cipta Caraka(“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987	1988	100	100	1,014	614
PT Infomedia Nusantara (“Infomedia”) Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	985	787
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	522	431
PT Telkom Landmark Tower (“TLT”) Jakarta, Indonesia	Service for property, development and management/ February 1, 2012	2012	55	-	150	-
Telekomunikasi Indonesia International (TL) S.A., Timor Leste	Telecommunication/ September 11, 2012	2012	100	-	149	-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.   GENERAL (continued)

d.     Subsidiaries (continued)

(ii) Indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			2012	2011	2012	2011
PT Finnet Indonesia(“Finnet”), Jakarta,Indonesia	Banking data and communication/ October 31, 2005	2006	60	60	112	83
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2010	75	75	95	83
PT Metra Plasa(“Metra Plasa”) Jakarta, Indonesia	Website services/ April 9, 2012	2012	60	-	95	-
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/ December 8, 2010	2010	100	100	95	56
PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	100	33	41
Telkomsel Finance B.V., (“TFBV”), Amsterdam,The Netherlands	Finance - established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65	65	8	8
Telekomunikasi Selular Finance Limited(“TSFL”), Mauritius	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65	65	-	-
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engage in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100	100	-	-
PT Infomedia Solusi Humanika(“ISH”), Jakarta, Indonesia	Established to engage services of distribution and supply of labor/ October 24, 2012	2012	100	-	-	-
PT Graha Yasa Selaras (“GYS”),	Tourism service/ April 27, 2012	-	51	-	7	-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(a)   Metra

On April 2, 2012, based on notarial deed No. 03 dated April 2, 2012 of Utiek R. Abdurachman, S.H., MLI., MKn., Metra established PT. Metra Plasa (“Metra Plasa”)  with authorized capital of Rp50 million with issued and fully paid capital of Rp12.5 million.

On July 20, 2012, based on the Circular Resolution of Stockholders of Metra Plasa, as covered by notarial deed No. 1 of Utiek R. Abdurachman, S.H., MLI., MKn.,, dated October 1, 2012, Metra Plasa’s stockholders agreed on the following:

i.         to increase Metra Plasa’s authorized capital from Rp50 million to Rp60 billion consisting of 6,000,000 shares with nominal value of Rp10,000 (full amount) per share;

ii.        to increase its issued and fully paid capital from Rp12.5 million owned 100% by Metra to Rp15.25 billion by issuing 1,523,750 additional shares with nominal value of Rp10,000 (full amount) per share;

iii.      from the issued new share, totaling 913,750 shares with total nominal value of  Rp9 billion were subcribed by Metra while 610,000 shares with total nominal value of Rp6 billion were subcribed by eBay International AG at a premium totaling Rp78 billion. Metra’s ownership was diluted to 60% with the remaining 40% owned by eBay International AG

On September 21, 2012, based on notarial deed No. 11 dated September 21, 2012 of N.M. Dipo Nusantara Pua Upa, S.H., MKn. which was approved by the MoJHR as in his Letter No. AHU-50211.AH.01.01/2012 dated September 26, 2012, Metra established a company with Pelindo II, a related party of the Company, called PT Integrasi Logistik Cipta Solusi (“ILCS”) with 49% ownership. ILCS will engage in providing E-trade logistic services and other related services.

(b)   TII

Based on the Circular Resolution of Stockholders of TII dated September 11, 2012, as covered by notarial deed No. 04 dated October 4, 2012 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary in Timor Leste named Telekomunikasi Indonesia International (“TL”) S.A. that is engaged in providing telecommunication services.

(c)   GSD

Based on notarial deed No. 71 of Kartono, S.H. dated December 27, 2011 which was approved by the MoJHR through Decision Letter No. AHU-05281.AH.01.01/2012 dated February 1, 2012, GSD established a subsidiary PT Telkom Landmark Tower (“TLT”), with Yayasan Kesehatan (“Yakes”), a related party of the Company, with 55% ownership. TLT is engaged in property development and management.

Based on notarial deed No. 48 dated February 7, 2012 of Sri Ahyani, S.H. which was approved by the MoJHR in his Letter No. AHU-22272.AH.01.01/2012 dated April 27, 2012, GSD established a subsidiary PT Graha Yasa Selaras (“GYS”), with Yakes, a related party of the Company, with 51% ownership. GYS is engaged in tourism business. For the year ended December 31, 2012, GYS had no financial and operational activities.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(d)   Telkom Akses

On November 26, 2012, based on notarial deed No. 20. dated November 26, 2012 of Siti Safarijah, S.H which was approved by the MoJHR as in his Letter No. AHU-60691.AH.01.01/2012 dated November 28, 2012, the Company established a subsidiary PT Telkom Akses (“Telkom Akses”) with 100% ownership. Telkom Akses will engage in providing construction, service and trade in the field of telecommunication. For the year ended December 31, 2012, Telkom Akses had no financial and operational activities.

(e)   Sigma

On June 29, 2012, based on notarial deed  No. 3  of Utiek R. Abdurachman, S.H., MLI, MKn. dated August 13, 2012,  Sigma entered into a Sales Purchase Agreement to purchase 150,000 of PT Sigma Solusi Integrasi (“SSI”)’s shares or the equivalent of 30% of SSI’s total ownership, with a transaction value of Rp26 billion from Marina Budiman, a non-controlling interest. On July 19, 2012, Sigma  settled the transaction. The difference between acquisition cost and the carrying amount of the interests acquired  amounting Rp22 billion is recorded as “Difference due to acquisition of non-controlling interest in subsidiaries” in the equity account of the consolidated statements of financial positions.

On August 15, 2012, based on notarial deed of Ny. Bomantari Julianto, S.H. dated August 15, 2012, Sigma entered into a Conditional Sales Purchase Agreement with PT Bina Data Mandiri (“BDM”) to purchase a Data Center Business, with a transaction value of Rp230 billion from BDM. Based on closing agreement dated November 30, 2012, the identifiable assets arising from the acquisition comprised of land, buildings, machine and equipment with total fair value amounting to Rp150 billion and intangible assets included customer contracts and backlog with fair value amounting to Rp3 billion. The acquisition result in goodwill amounting to Rp77 billion.

On September 17, 2012, based on notarial deed No. 10 of Utiek R. Abdurachman, SH., MLI., MKn. dated September 17, 2012, Sigma’s stockholders agreed to liquidate its subsidiary called PT Sigma Karya Sempurna (“SKS”), effective from September 17, 2012. The liquidation constitute as a process of internal restructuring of Sigma Group’s business. As of the issuance date of the consolidated financial statements, the District Court’s decision of the liquidation request is still in process.

(f)    Infomedia

On October 24, 2012, based on notarial deed No. 15 of Zulkifli Harahap, S.H. dated October 24, 2012 which was approved by the MoJHR through Decision Letter No. AHU-55715.AH.01.01/2012 dated October 30, 2012, Infomedia established a subsidiary called PT Infomedia Solusi Humanika (“ISH”) with 100% ownership. ISH will engage in the services for distribution and supply of labor.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(f)    Infomedia (continued)

On December 17, 2012, based on notarial deed No. 231  of M. Kholid Artha, SH. dated December 17, 2012,  Infomedia purchased 1,778 and 1,777, shares, of Balebat, a subsidiary of Infomedia, or the equivalent of 15.73% and 15.73%, respectively, of Balebat’s total ownership, with a transaction value of Rp4.4 billion and Rp4.4 billion, respectively, from Zikra Lukman and Siti Chadijah, non controlling interest. The difference between acquisition cost and the carrying amount of the interests acquired amounting to Rp1 billion is recorded as “Difference due to acquisition of non-controlling interest in subsidiaries” in the equity account of the consolidated statements of financial position.

e.     Authorization of the consolidated financial statements

The consolidated financial statements were prepared and approved to be issued by the Board of Directors on February 28, 2013.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with Indonesian Financial Accounting Standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP- 347/BL/2012.

a.     Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to in billions of Indonesian Rupiah (“Rp”), unless otherwise stated.

Changes to the statements of financial accounting standards (PSAKs) and interpretations of statements of financial accounting standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAKs”)

On January 1 , 2012, the Company and subsidiaries adopted new and revised PSAKs and ISAKs which were effective in 2012. Changes to the Company and its subsidiaries’ accounting policies have been made as required, in accordance with the transitional provisions in the respective standards and interpretations.

•         PSAK 60, “Financial Instruments: Disclosures”

PSAK 60 requires the disclosures of fair value hierarchy and additional disclosures about the reliability of fair value measurements. In addition, the standard also requires the disclosure of liquidity risk.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

a.     Basis of preparation of financial statements (continued)

•         ISAK 16, “Service Concession Arrangements”

Under ISAK 16, revenues relating to construction or upgrade services under a service concession arrangements are recognized based on the stage of completion of the work performed. Operation or service revenue is recognized in the period in which the service is provided. When more than one services are provided in the service concession arrangements, the consideration received is allocated by reference to the relative value of the services.

Further, the developed infrastructure assets under these arrangements are not recognized as property, plant and equipment of the operator, because the contractual arrangements do not convey the right to control the use of the public services infrastructure assets to the operator.

•         ISAK 25, “Land Rights”

Under ISAK 25, land rights included cost incurred to process and extend land rights are recorded as part of property and equipment and are not amortized.

The adoption of these new and revised standards and interpretations had no material effect to the consolidated financial statements’ disclosure and presentation:

•         PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”

•         PSAK 13 (Revised 2011), “Investment Property”

•         PSAK 16 (Revised 2011), “Fixed Assets”

•         PSAK 24 (Revised 2010), “Employee Benefits”

•         PSAK 26 (Revised 2011), “Borrowing Costs”

•         PSAK 30 (Revised 2011), “Leases”

•         PSAK 34 (Revised 2010), “Construction Contracts”

•         PSAK 46 (Revised 2010), “Income Taxes”

•         PSAK 50 (Revised 2010), “Financial Instruments: Presentation”

•         PSAK 53 (Revised 2010), “Share-based Payments”

•         PSAK 55 (Revised 2011), “Financial Instruments: Recognition and Measurement”

•         PSAK 56 (Revised 2011), “Earning per Share"

•         ISAK 15 - PSAK 24, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

•         ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders”

•         ISAK 22, “Service Concession Arrangements : Disclosure”

•         ISAK 23, “Operating Leases - Incentives”

•         ISAK 24,  “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”

•         ISAK 26, “Reassessment of Embedded Derivatives”

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.     Basis of preparation of financial statements (continued)

The withdrawals of these standards and interpretations had no material effect to the consolidated financial statements’ disclosure and presentation

•         PSAK 11, “Translation of Financial Statements in Foreign Currencies PSAK 39”

•         PSAK 39, “Accounting for Joint Operations"

•         PSAK 44, “Accounting for Real Estate Development Activities”

•         PSAK 52, “Reporting Currencies”

•         ISAK 4, “Allowable Alternative Treatment of Foreign Exchange Differences”

The Company and subsidiaries are still evaluating the possible impact of the improvement on PSAK 60 (Revised 2010). “Financial Instrument: Disclosures,” which is mandatory for financial reporting periods beginning on January 1, 2013. Early adoption of the improvement is permitted.

b.     Principles of consolidation

The consolidated financial statements include the assets and liabilities of the Company and subsidiaries in which the Company, directly or indirectly has ownership of more than half of the voting power and has the ability to govern the financial and operating policies of the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting power. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date control ceases.

Non-controlling interest represents the portion of the profit and loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests proportionally in accordance with its ownership in the subsidiaries. Non-controlling interests are presented under the equity section in the consolidated statement of financial position, separately from the owners of the Company’s equity. In the consolidated statement of compherensive income, total profit or loss and total comprehensive income that can be attributed to the owners of the Company and to the non-controlling interests are presented separately, and not presented as income or expense.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.     Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with of the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012. The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Previously, the Company and subsidiaries applied the definition of related parties under PSAK 7 “Related Parties”. The change in the definition of related parties resulted in the reclassification of accounts in the consolidated financial statements (Note 48).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.     Transactions with related parties (continued)

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company and subsidiaries. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.       Business combinations

Business combination is accounted for using the acquisition method of accounting. The consideration transferred is measured at fair value, which is the excess of the fair values assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition related costs are expensed as incurred. The acquirees identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and measured at cost representing the excess of the aggregate of the consideration transferred and non-controlling interests over the acquiree’s net identifiable assets acquired and liabilities assumed. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction by transaction basis.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its acquisition-date fair value. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value where the changes in such fair value is recognized in profit or loss or when the adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating unit. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of the asset in the unit. Impairment losses recognized over goodwill are not able to be reversed in the subsequent period.

The acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carry over basis). Any difference between the consideration paid or received and the related historical carrying amount of the equity acquired interest after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the equity section of the consolidated statement of financial position.

Recoverable amount is the higher of fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows which expected to be received are discounted to the present value using a pre-tax discount rate that reflects current market assesments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.     Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with an original maturity of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year, are presented as other current financial assets.

f.      Investments in associated companies

Investments in companies where the Company and subsidiaries have 20% to 50% of the voting rights, and through which the Company and subsidiaries exert significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company and subsidiaries recognize the Company's proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company and subsidiaries’ share of loss exceeds the carrying amount of the investment in associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company and subsidiaries’ have incurred legal or constructive obligations or made payments on behalf of the associate.

Investment in joint ventures is accounted for using the equity method whereby the participation in a joint venture initially recorded at cost and subsequently adjusted for changes in the shares of the venturer of the joint venture’s net assets that occurred after the acquisition.

The Company and subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If there is, the Company and subsidiaries calculate and recognize the amount of impairment as the difference between the recoverable amount of investment in the associates and its carrying value.

These assets are included in long-term investments in the consolidated statement of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollar (“U.S. Dollars”) and the functional currency of Scicom (MSC) Berhad (“Scicom”) is Malaysian Ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian Rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the period. The resulting translation adjustments are reported as part of translation adjustment in the equity section of the consolidated statements of financial position.

g.     Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectability of outstanding amounts. Receivables are written off in the period during which they are determined to be uncollectible.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.     Inventories

Inventories consist of components and modules, which are subsequently expensed or transferred to property and equipment upon use. Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modem and prepaid blank voucher, which are expensed upon sale. The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling and other costs directly attributable to their acquisition. Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards, handsets, set top box, wireless broadband modem and blank prepaid voucher, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories shall be recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of general and administrative expense in the period in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.      Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.      Assets held for sale

Assets (or disposals groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.     Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and subsidiaries and the cost of the asset can be reliably measured.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.    Intangible assets (continued)

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
License	10
Other intangible assets	2-20

Intangible asset is derecognized when no further economic benefits are expected, neither from further use nor from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statement of comprehensive income.

l.      Property and equipment - direct acquisitions

Property and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

The cost of the assets includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and is removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Customer Premise Equipment (“CPE”)	10
Other equipment	5

Depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted if appropriate. The residual value of an asset is the estimated  amount that the Company and subsidiaries would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The Company and subsidiaries determined the residual value of property and equipment amounting to Rp1.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.      Property and equipment - direct acquisitions (continued)

The Company and subsidiaries periodically evaluate their property and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based on the higher of its fair value less cost to sell or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated statements of financial position, and the resulting gains or losses on the disposal or sale of property and equipment are recognized in the consolidated statement of comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset as long as it meets the definition of qualifying assets,, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over is estimated useful life using straight-line method.

m.   Leases

In determining whether an arrangement is, or contains a lease, the Company and subsidiaries perform an evaluation over the substance of the arrangement. A lease is classified as finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership.

Assets and liabilities under a finance lease are recognized in the consolidated statement of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and subsidiaries are added to the amount recognized as an asset.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.   Leases (continued)

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Company and subsidiaries will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.     Deferred charges land rights

On January 1, 2012, the Company and subsidiaries implemented ISAK 25, “Land Rights”, which are effective for financial reporting periods beginning on or after January 1, 2012. Based on ISAK 25, land rights include costs incurred to process the initial legal land rights are recognized as part of property and equipments and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the term of the land rights or the economic life of the land.

o.     Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest menthod.

p.     Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on the obtaining of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility which it relates.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.     Foreign currency translation

The functional currency and the recording currency of the Company and subsidiaries is the Indonesian Rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong and Telekomunikasi Indonesia International Pte., Singapore whose accounting records are maintained in U.S. Dollars. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date as follows:

	2012		2011
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	9,630	9,645	9,060	9,075
Euro 1	12,721	12,743	11,706	11,727
Yen 1	111.65	111.84	116.69	116.96

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of comprehensive income of the current period, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.     Revenue and expense recognition

i.      Fixed line telephone revenues

Revenues from fixed line installations are deferred including incremental costs and recognized as revenue over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2012 and 2011 to be 16 and 10 years, respectively. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.     Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sales of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.     Revenue and expense recognition (continued)

ii.     Cellular and fixed wireless telephone revenues (continued)

•        Sales of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•        Unutilized promotional credits are netted against unearned income.

iii.    Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’s subscriber call to the Company and its subsidiary operator’s subscribers (incoming) and calls between subscribers of other operators through the Company and subsidiary’s network (transit).

iv.    Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on service activity and performance which is measured by duration of internet usage or based on the fixed amount charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

v.     Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.    Other telecommunications services revenues

Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

The RSA are recorded in a manner similar to capital leases where the property and equipment and obligation under RSA are reflected in the consolidated statement of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs with the balance treated as a reduction of the obligation under RSA.

Universal Service Obligation (“USO”) compensation from construction activities to design, build and finance  assets for the grantor are recognized on a stage of completion basis. Revenues from operating and maintainance activities in respect of the assets under the concession are recognized when the services are rendered.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.     Revenue and expense recognition (continued)

vi.    Other telecommunications services revenues (continued)

In concession contract under USO, the Company and subsidiaries have contractual rights to receive considerations from the grantor. The Company and subsidiaries recognize a financial asset in its consolidated statements of financial position, in consideration for the services it provides (designing, building, operation or maintenance assets under concession). Such financial assets are recognized in the consolidated statements of financial position as Account Receivables, for the amount of the fair value of the infrastructure on initial recognition and subsequently at amortized cost. The receivable is settled by means of the grantor’s payments received. The financial income calculated on the basis of the effective interest rate is recognized as financing income.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

vii.   Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii.  Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Company and subsidiaries acted as principal in sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less with amount paid to the suppliers) because in substance, the Company and subsidiaries has acted as an agent and earned commission from the suppliers of the goods and services sold.

ix. Customer Loyalty programmes

The Company and subsidiaries operate a loyalty point programme, which allows customers to accumulate points for every certain multiple of the usage of telecommunication services. The points can then be redeemed in the future for free or discounted products, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points, The fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

Expenses are recognized on an accruals basis.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Employee benefits

i.      Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Company and subsidiaries.

ii.    Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there is no deep market for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period, which is based on the securities quoted market price information. The amount of prepaid pension costs that can be recognized is limited to the total of any unrecognized past service costs, unrecognized actuarial losses and the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of the present value of defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and as such are included in staff costs as they become payable.

iii.   Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of comprehensive income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Employee benefits (continued)

iv.    Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

v.     Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees who enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

vi.    Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employee covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

t.      Income tax

Current and deferred tax shall be recognized as income or an expense and included in consolidated statements of comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, the tax shall be recognized directly to  equity.

The current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Company and subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, such as tax rates and tax laws which have been enacted or substantially enacted at each reporting date.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.      Income tax (continued)

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through SKP are recognized as income or expense in the current period profit or loss, unless objection/appeal action is taken. The additional taxes  and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

u.     Financial instruments

The Company and subsidiaries classify financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.         Financial assets

The Company and subsidiaries classify their financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company and subsidiaries commits to purchase or sell the assets.

The Company’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, long-term investments, advances and other non-current financial assets.

a.       Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2012 and December 31, 2011.

b.       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, cash and cash equivalents, trade receivables, other receivables, other current financial assets and other non-current financial assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.     Financial instruments (continued)

i.      Financial assets (continued)

c.        Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)       those that the Company upon initial recognition designates as at fair value through profit or loss;

b)       those that the Company designates as available for sale; and

c)       those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2012 and December 31, 2011.

d.       Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss Available-for-sale financial assets consist mutual funds which are recorded as other current financial assets.

Available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of comprehensive income.

ii.     Financial liabilities

The Company and subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Company and subsidiaries’ financial liabilities include trade payables and other payables, accrued expenses, loans and other borrowings which consist of short-term bank loans, obligations under capital lease, two step loans, bonds and notes, and bank loans.

a.       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing them in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2012 and December 31, 2011.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.     Financial instruments (continued)

ii.     Financial liabilties (continued)

b.       Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit and loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, trade payables, other payables, accrued expenses, loans, bonds and notes.

iii.    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

iv.    Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include, using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same and a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 44.

v.     Impairment of financial assets

The Company and subsidiaries assess the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial asset. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

Impairment loss on financial assets carried at cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Cash flows relating to short receivables are not discounted if the effect of discounting is immaterial.

When a decline in the fair value of an available-for-sale financial assets has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be recognised in profit or loss as a impairment loss. The amount of the cumulative loss shall be the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.     Financial instruments (continued)

vi.    Derecognition of financial instrument

The Company and subsidiaries derecognize a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Company and subsidiaries transfer substantially all the risks and rewards of ownership of the financial asset.

The Company and subsidiaries derecognize a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

v.     Treasury stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference between the cost and the proceeds from the sale of treasury stock is credited to “Additional Paid-in Capital”.

w.    Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. The Company recognizes interim devidends as liability based on the Board of Directors’ decision with the approval from the Board of Commissioners.

x.     Basic earnings per share and earnings per ADS

Basic earnings per share are computed by dividing income for the period attributable to owners of the parent by the weighted average number of shares outstanding during the period. Income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.     Segment information

The Company and subsidiaries' segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Company and subsidiaries' chief operating decision maker (“CODM”) ie. Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.     Provisions

Provisions are recognized when the Company and subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the obligation.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.      Retirement benefits

The present value of the retirement benefits obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefits obligations.

The Company and subsidiaries determine the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Company and subsidiaries consider the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefits obligations.

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefits obligations are based in part on current market conditions. Additional information is disclosed in Notes 34, 35 and 36.

ii     Estimating useful lives of property and equipment and intangible assets

The Company and subsidiaries estimate the useful lives of their property and equipment and intangible assets based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior.The estimates of useful lives of property and equipment are based on the Company and subsidiaries collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Company and subsidiaries review estimates of useful lives at least each financial year end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts and timing of recorded expenses  for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the  property and equipment is the change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Detail of nature and carrying amounts of property and equipment is disclosed in Note 10 and intangible assets in Note 12.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical Accounting Estimates and Judgements (continued)

iii    Provision for impairment of receivables

The Company and subsidiaries assess whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Detail of nature and carrying amounts of provision for impairment of receivables is disclosed in Note 5.

iv.    Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company and subsidiaries recognize liabilities for anticipated tax audit issues based on estimates whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. Detail of nature and carrying amounts of income tax is disclosed in Note 31.

v.     Impairment of non-financial assets

The Company and subsidiaries annually assess whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit (“CGU”) is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimates.

In determining value in use, the Company and subsidiaries apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value in use calculations.

For the year ended December 31, 2012 and 2011 the Company recognized Rp247 billion and Rp563 billion, respectively of impairment loss on property and equipment in pertaining to the fixed wireless services. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp458 billion and Rp907 billion, respectively. However, the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the cost efficiency plan, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year (Note 10c).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

3.     CASH AND CASH EQUIVALENTS

	2012	2011
Cash on hand	7	6
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	913	687
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	284	302
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	87	101
Others	14	17
	1,298	1,107

Foreign currencies
Bank Mandiri	222	198
BNI	20	48
Others	2	2
	244	248
Sub total	1,542	1,355
Third parties
Rupiah
Deutsche Bank AG (“DB”)	62	31
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	59	12
Others (each below Rp50 billion)	103	73
	224	116
Foreign currencies
PT Standard Chartered Bank (“SCB”)	112	7
Others (each below Rp50 billion)	65	62
	177	69
Sub total	401	185
Total cash in banks	1,943	1,540
Time deposits
Related parties
Rupiah
BRI	2,883	2,620
BNI	1,511	2,418
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	401	446
Bank Mandiri	312	448
PT Bank Syariah Mandiri (“BSM”)	23	77
Others (each below Rp30 billion)	20	30
	5,150	6,039
Foreign currencies
BRI	1,966	299
Bank Mandiri	222	-
BNI	112	7
	2,300	306
Sub total	7,450	6,345

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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3.     CASH AND CASH EQUIVALENTS (continued)

	2012	2011
Time deposits (continued)
Third parties
Rupiah
PT Bank OCBC NISP Tbk (“OCBC NISP”)	400	-
Citibank N.A. (“Citibank”)	400	-
PT Bank Mega Tbk (“Bank Mega”)	335	180
Bank CIMB Niaga	225	12
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	170	145
PT Bank Tabungan Pensiunan Nasional Tbk	167	190
PT Bank Bukopin Tbk (“Bank Bukopin”)	160	181
PT Bank Muamalat Indonesia	153	95
PT Bank Internasional Indonesia Tbk (‘BII”)	120	25
PT Pan Indonesia Bank Tbk	100	90
PT Bank Danamon (“Bank Danamon”)	61	10
PT Bank Buana (“Bank Buana’)	60	1
DB	31	78
Others	15	19
	2,397	1,026
Foreign currencies
SCB	804	42
OCBC NISP	517	641
Others	-	34
	1,321	717
Sub total	3,718	1,743
Total time deposits	11,168	8,088
Grand Total	13,118	9,634

Interest rates per annum on time deposits are as follows:

	2012	2011
Rupiah	2.25% - 8.50%	2.85% - 9.25%
Foreign currencies	0.05% - 3.50%	0.05% - 3.00%

The related parties in which the Company and subsidiaries place their funds are state-owned banks. The Company and  subsidiaries placed  majority of their cash and cash equivalents in these banks because they have the most extensive branch networks  in Indonesia and are considered to be financially sound banks as they are owned by the State.

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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4.     OTHER CURRENT FINANCIAL ASSETS

	2012	2011
Time deposits
Related party
BRI	1,650	-
Third parties
SCB	1,350	-
OCBC NISP	1,000	-
Sub total	2,350	-
Total time deposits	4,000	-
Available-for-sale financial assets
Related parties
The Government	123	140
State-owned enterprises	67	83
PT Bahana Securities (“Bahana”)	48	64
Sub total	238	287
Third parties	72	74
Total available-for-sale financial assets	310	361
Others	28	12
Total	4,338	373

Time deposits represent time deposits with maturities  of more than three months but not more than one year, with interest rates  ranging from 6.25% - 6.75% per annum.

Refer to Note 37 for details of related party transactions.

5.   TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.     By debtor

(i)      Related parties

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
State-owned enterprises	549	237	315
PT Patra Telekomunikasi Indonesia (“Patrakom”)	56	31	24
PT Indosat Tbk (“Indosat”)	55	36	34
CSM	51	86	91
Others (each below Rp30 billion)	62	52	23
Total	773	442	487
Provision for impairment of receivables	(72)	(36)	(79)
Net	701	406	408

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

5.     TRADE RECEIVABLES (continued)

a.    By debtor (continued)

(ii)    Third parties

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
Individual and business subscribers	6,177	5,828	4,925
Overseas international carriers	320	377	377
Total	6,497	6,205	5,302
provision for impairment of receivables	(1,975)	(1,696)	(1,366)
Net	4,522	4,509	3,936

Trade receivables from certain parties are presented net of the company and subsidiaries’ liabilities to such parties due to the existence of a legal right of set-off in accordance with the agreements with those parties.

b.    By age

                        (i)         Related parties

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
Up to 6 months	442	316	293
7 to 12 months	248	60	82
More than 12 months	83	66	112
Total	773	442	487
provision for impairment of receivables	(72)	(36)	(79)
Net	701	406	408

                      (ii)         Third parties

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
Up to 3 months	3,969	3,985	3,437
More than 3 months	2,528	2,310	1,865
Total	6,497	6,205	5,302
Less provision for impairment of receivables	(1,975)	(1,696)	(1,366)
Net	4,522	4,509	3,936

(iii) Aging of total trade receivables :

	2012		2011
		Provision for impairment		Provision for impairment
	Gross	of receivables	Gross	of receivables
Not past due	3,174	140	2,880	33
Past due up to 3 months	1,250	157	887	138
Past due more than 3 to 6 months	455	193	981	260
Past due more than 6 months	2,391	1,557	1,899	1,301
Total	7,270	2,047	6,647	1,732

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

5.     TRADE RECEIVABLES (continued)

b.     By age (continued)

(iii) Aging of total trade receivables (continued)

The Company and subsidiaries have made provision for impairment of receivables based on the collective account of historical impairment rates and individual account of its customers’ credit history. The Company and subsidiaries do not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2012 and 2011, the carrying amount of trade receivables of the Company and subsidiaries considered past due but not impaired amounted to Rp2,189 billion and Rp2,068 billion, respectively. Management has concluded that receivables past due but not impaired along with trade receivables that are neither past due nor impaired, are due from customers with good debt history and are expected to be recoverable.

c.     By currency

(i)    Related parties

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
Rupiah	686	399	459
U.S. Dollars	87	43	28
Total	773	442	487
Provision for impairment of receivables	(72)	(36)	(79)
Net	701	406	408

(ii)    Third parties

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
Rupiah	5,770	5,402	4,588
U.S. Dollar	722	802	713
Euro	3	1	1
Hong Kong Dollar	2	-	-
Total	6,497	6,205	5,302
Provision for impairment of receivables	(1,975)	(1,696)	(1,366)
Net	4,522	4,509	3,936

d.     Movements in the provision for impairment of receivables

	2012	2011
Beginning balance	1,732	1,445
Provision recognized during the year (Note 29)	848	856
Receivables written-off	(533)	(569)
Ending balance	2,047	1,732

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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5.     TRADE RECEIVABLES (continued)

d.     Movements in the provision for impairment of receivables (continued)

Receivables written off  represent to  third party trade receivables written off.

Management believes that the provision for impairment of receivables is adequate to cover losses on uncollectible trade receivables.

Certain trade receivables of the Company’s subsidiaries amounting to Rp1,344 billion have been pledged as collateral for lending agreements (Notes 16 and 20).

Refer to Note 37 for details of related party transactions.

6.     INVENTORIES

	2012	2011
Modules	316	297
Components	183	173
SIM cards, RUIM cards, set top box and blank prepaid vouchers	134	238
Others (each below Rp50 billion)	94	156
Total	727	864
Provision for obsolescence
Modules	(96)	(91)
Components	(51)	(15)
SIM cards, RUIM cards, set top box and blank prepaid voucher	(1)	-
Total	(148)	(106)
Net	579	758

Movements in the provision for obsolescence  are as follows:

	2012	2011
Beginning balance	106	83
Provisions recognized during the year (Note 29)	67	27
Inventories written-off	(25)	(4)
Ending balance	148	106

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

6.     INVENTORIES (continued)

The inventories recognized as expense and included in operations, maintenance, and telecommunication services expenses (Note 28) for the years ended  December 31, 2012 and 2011 amounted to Rp633 and Rp818billion, respectively.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp49 billion have been pledged as collateral for lending agreements (Notes 16 and 20).

As of December 31, 2012 and 2011, modules and components held by the Company and subsidiaries have been insured against fire, theft,  and other specific risks with total sum insured  amounting to Rp275 billion and Rp235 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses from the above risks .

7.     ADVANCES AND PREPAID EXPENSES

	2012	2011
Frequency license (Notes 41c.i and 41c.iii)	2,563	2,211
Prepaid rental	666	530
Salaries	165	201
Advances	120	184
Others (each below Rp50 billion)	207	168
Total	3,721	3,294

Refer to Note 37 for details of related party transactions.

8.     ASSET HELD FOR SALE

This account represents the carrying amount of Telkomsel’s equipment to be exchanged with equipment of Nokia Siemens Network Oy (“NSN Oy”)  and PT Huawei Tech Investment (“PT Huawei”). The equitment  will be used as a part of the settlement for the exchanges  of equipment from these companies.

In 2012, Telkomsel’s equipment with  net carrying amount of Rp791 billion were exchanged with the equitment of  NSN Oy and PT Huawei (Note 10d.vi). The cost of the  acquired equipment is measured at the aggregate of the carrying amount of the equipment given up  and the amount of cash paid.

Asset held for sale is presented under  personal segment (Note 38).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

9.     LONG-TERM INVESTMENTS

				2012
	Percentage of ownership	Beginning balance	Addition	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term investments in associated companies:
Scicom[a]	29.71	101	-	(2)	(8)	7	98
ILCS[b]	49.00	-	49	(1)	-	-	48
Patrakom[c]	40.00	43	-	5	(2)	-	46
PT Melon Indonesia
(“Melon”)[d]	51.00	44	-	(2)	-	-	42
CSM[e]	25.00	26	-	(11)	-	5	20
PSN[f]	22.38	-	-	-	-	-	-
Sub total		214	49	(11)	(10)	12	254
Other long-term investments		21	-	-	-	-	21
Total long-term investments		235	49	(11)	(10)	12	275

	2012
	Assets	Liabilities	Revenue	Profit (loss)
Long-term investments in associated companies:
Scicom[a]	223	17	399	40
ILCS[b]	104	7	1	(3)
Patrakom[c]	218	102	226	12
Melon[d]	89	7	10	(4)
CSM[e]	1,168	905	403	(44)
PSN[f]	590	1,512	292	1
Total	2,392	2,550	1,331	2

	2011
	Percentage of ownership	Beginning balance	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term investments in associated companies:
Scicom[a]	29.71	109	(1)	(7)	(0)	101
Melon[d]	51.00	51	(7)	-	-	44
Patrakom[c]	40.00	40	4	(1)	-	43
CSM[e]	25.00	33	(6)	-	(1)	26
PSN[f]	22.38	-	-	-	-	-
Sub total		233	(10)	(8)	(1)	214
Other long-term investments		21	-	-	-	21
Total long-term investments		254	(10)	(8)	(1)	235

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

9.     LONG-TERM INVESTMENTS (continued)

	2011
	Assets	Liabilities	Revenue	Profit (loss)
Long-term investments in
associated companies:
Scicom[a]	193	20	390	40
Melon[d]	96	10	6	(14)
Patrakom[c]	196	88	188	11
CSM[e]	1,261	1,023	460	(24)
PSN[f]	596	1,517	282	1
Total	2,342	2,658	1,326	14

a.     Scicom is engaged in providing call center services in Malaysia. As of December 31, 2012, the fair value of the investment is Rp111 billion. The fair value is calculated by multiplying the number of shares by the published price quotation as of December 28, 2012 (MYR0.400).

b.     ILCS is engaged in providing E-trade logistic services and other related services.

c.     Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry

d.     Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). As a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon, Metra does not have control over Melon.

e.     CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

f.      PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp nil. The unrecognized share of losses of PSN was around to Rp920 billion in 2012 and 2011.

10.  PROPERTY AND EQUIPMENT

	January 1,					December 31,
	2012	Additions	Impairments	Deductions	Reclassifications	2012
At cost:
Direct acquired assets
Land	842	135	-	-	(0)	977
Buildings	3,417	98	-	(0)	272	3,787
Leasehold improvements	650	6	-	(3)	130	783
Switching equipment	25,470	91	-	(1,438)	(373)	23,750
Telegraph, telex, and data communication equipment	20	-	-	-	(1)	19
Transmission installation and equipment	78,584	746	-	(1,680)	7,639	85,289
Satellite, earth station, and equipment	7,069	35	-	-	163	7,267
Cable network	26,392	1,965	-	(244)	(455)	27,658
Power supply	9,339	194	-	(83)	984	10,434
Data processing equipment	8,082	323	-	(210)	1	8,196
Other telecommunications peripherals	472	-	-	-	(192)	280
Office equipment	727	60	-	(47)	(60)	680
Vehicles	84	6	-	(4)	(15)	71
Other equipment	111	1	-	-	(1)	111
Property under construction:
Buildings	139	381	-	-	(314)	206
Leasehold improvements	3	32	-	-	(34)	1
Switching equipment	70	883	-	-	(953)	-
Transmission installation and equipment	826	7,951	-	(1)	(8,137)	639
Satellite, earth station, and equipment	21	125	-	-	(146)	-
Cable network	42	241	-	(42)	(47)	288
Power supply	30	909	-	-	(827)	112
Data processing equipment	72	502	-	-	(508)	66

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

	January 1,					December 31,
	2012	Additions	Impairments	Deductions	Reclassifications	2012
At cost (continued):
Leased assets
Transmission installation and equipment	305	2,582	-	(10)	(4)	2,873
Data processing equipment	344	6	-	(0)	(11)	339
Office equipment	27	-	-	-	(12)	15
Vehicles	48	-	-	(48)	-	(0)
CPE assets	22	-	-	-	-	22
RSA assets:
Switching equipment	81	-	-	-	2	83
Transmission installation and equipment	16		-		(8)	8
Cable network	380	-	-	-	(14)	366
Other telecommunications peripherals	2	-	-	-	-	2
Total	163,687	17,272	-	(3,810)	(2,827)	174,322
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,671	130	-	(0)	(62)	1,739
Leasehold improvements	502	63	-	(3)	(47)	609
Switching equipment	17,412	2,065	-	(1,112)	(1,260)	17,105
Telegraph, telex and data communication equipment	17	0	-	-	(1)	16
Transmission installation and equipment	35,169	6,894	153	(988)	(18)	41,210
Satellite, earth station and equipment	4,135	517	94	-	(62)	4,684
Cable network	16,952	1,057	-	(238)	(480)	17,291
Power supply	4,916	1,221	-	(59)	(96)	5,982
Data processing equipment	6,189	1,001	-	(165)	(670)	6,355
Other telecommunications peripherals	353	5	-	-	(99)	259
Office equipment	523	61	-	(14)	22)	548
Vehicles	74	6	-	(4)	(15)	61
Other equipment	98	5	-	-	(1)	102
Leased assets					-
Transmission installation and equipment	270	514	-	(2)	-	782
Data processing equipment	217	51	-	-	(7)	261
Office equipment	9	4	-	-	(6)	7
Vehicles	47	1	-	(48)	-	-
CPE assets	9	2	-	-	-	11
RSA assets:
Switching equipment	33	6	-	-	2	41
Transmission installation and equipment	18	2	-	-	(8)	12
Cable network	175	28	-	-	(4)	199
Other telecommunications peripherals	1	-	-	-	-	1
Total	88,790	13,633	247	(2,633)	(2,762)	97,275
Net Book Value	74,897					77,047

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

	January 1,					December 31,
	2011	Additions	Impairment	Deductions	Reclassifications	2011
At cost:
Directly acquired assets
Land	816	40	-	(14)	-	842
Buildings	3,203	149	-	(66)	131	3,417
Leasehold improvements	601	12	-	(5)	42	650
Switching equipment	30,125	113	-	(5,565)	797	25,470
Telegraph, telex and data communication equipment	20	-	-	-	-	20
Transmission installation and equipment	73,999	2,271	-	(829)	3,143	78,584
Satellite, earth station and equipment	6,922	72	-	-	75	7,069
Cable network	24,541	1,491	-	(698)	1,058	26,392
Power supply	8,269	466	-	(151)	755	9,339
Data processing equipment	7,896	298	-	(480)	368	8,082
Other telecommunications peripherals	494	6	-	(3)	(25)	472
Office equipment	644	95	-	(59)	47	727
Vehicles	113	3	-	(3)	(29)	84
Other equipment	108	4	-	(1)	-	111
Property under construction:
Buildings	58	148	-	-	(67)	139
Leasehold improvements	91	82	-	-	(170)	3
Switching equipment	1	1,851	-	-	(1,782)	70
Transmission installation and equipment	288	6,051	-	-	(5,513)	826
Satellite, earth station and equipment	27	164	-	-	(170)	21
Cable network	6	38	-	-	(2)	42
Power supply	40	704	-	-	(714)	30
Data processing equipment	68	510	-	-	(506)	72
Leased assets
Transmission installation and equipment	303	11	-	-	(9)	305
Data processing equipment	298	68	-	-	(22)	344
Office equipment	26	1	-	-	-	27
Vehicles	53	-	-	(5)	-	48
CPE assets	22	-	-	-	-	22
RSA assets:			-
Land	1	-	-	-	(1)	-
Switching equipment	84	-	-	-	(3)	81
Transmission installation and equipment	27	-	-	-	(11)	16
Cable network	398	-	-	-	(18)	380
Other telecommunications peripherals	4	-	-	-	(2)	2
Total	159,546	14,648	-	(7,879)	(2,628)	163,687

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

	January 1,					December 31,
	2011	Additions	Impairments	Deductions	Reclassifications	2011
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,576	104	2	(66)	55	1,671
Leasehold improvements	443	64	-	(5)	-	502
Switching equipment	20,912	2,695	-	(5,324)	(871)	17,412
Telegraph, telex and data communication equipment	17	-	-	-	-	17
Transmission installation and equipment	30,191	6,717	320	(511)	(1,548)	35,169
Satellite, earth station and equipment	3,621	486	176	-	(148)	4,135
Cable network	15,529	1,075	39	(698)	1,007	16,952
Power supply	3,855	1,252	12	(144)	(59)	4,916
Data processing equipment	5,819	1,079	13	(479)	(243)	6,189
Other telecommunications peripherals	367	13	1	(3)	(25)	353
Office equipment	509	63	-	(59)	10	523
Vehicles	100	6	-	(3)	(29)	74
Other equipment	93	6	-	(1)	-	98
Leased assets
Transmission installation and equipment	251	23	-	-	(4)	270
Data processing equipment	171	55	-	-	(9)	217
Office equipment	4	5	-	-	-	9
Vehicles	39	12	-	(4)	-	47
CPE assets	7	2	-	-	-	9
RSA assets:
Land	1	-	-	-	(1)	-
Switching equipment	30	6	-	-	(3)	33
Transmission installation and equipment	22	4	-	-	(8)	18
Cable network	154	35	-	-	(14)	175
Other telecommunications peripherals	3	-	-	-	(2)	1
Total	83,714	13,702	563	(7,297)	(1,892)	88,790
Net Book Value	75,832					74,897

a.     Gain on disposal or sale of property and equipment

	2012	2011
Proceeds from sale of property and equipment	360	56
Net book value	(282)	(18)
Exchange of property and equipment - net	-	24
Gain on disposal or sale of property and equipment	78	62

b.   KSO assets ownership arrangements

(i)      In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property and equipment in KSO VII were legally retained by BSI until the end of the KSO period which was on December 31, 2010. As of December 31, 2010, the net book value of these property and equipment was Rp710 billion. As at January 1, 2011, the legal rights over  these property and equipment were transferred to the Company and such assets have been included in the balances above.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

b.   KSO assets ownership arrangements (continued)

                          (ii).     In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property and equipment in KSO IV were legally retained by MGTI until the end of the KSO period which was on December 31, 2010. As of December 31, 2010, the net book value of such  property and equipment was Rp161 billion. As of January 1, 2011, the legal rights over  these property equipment were transferred to the Company, and such assets have been included  in the balances above.

c.     Assets impairment

(i)       As of December 31, 2012 and 2011, the Cash Generating Unit (CGUs) that independently generate cash inflows independently were fixed wireline, fixed wireless, cellular and others. As of December 31, 2012 and 2011, there were indications of impairment in the fixed wireless CGU (presented as part of personal segment), which was mainly due to increased competition in the fixed wireless market and that has resulted in lower average tariffs, declining active customers and declining Average Revenue Per User (“ARPU”). The Company assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired amounting to Rp247 billion and Rp563 billion  at December 31, 2012 and 2011, respectively, and  being recognized in the consolidated statement of comprehensive income under "Depreciation and amortization". The recoverable amount has been determined based on value-in-use (VIU) calculations. These calculations used pre-tax cash flow rojections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. The cash flow projections reflect management’s expectations of revenue,  Earning before Interest, Tax, Depreciation and Amortization (“EBITDA”) growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. As of December 31, 2012 and 2011. Management applied a pre-tax discount rate of 12.3% and 11.4%, respectively. derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. As of December 31, 2012 and 2011, the perpetuity growth rate used of 0.5% and 0% respectively, assumes that  subscriber numbers may continue to increase after five years, while average revenue per user may decline such that the long-term growth will not be significant.

If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

(ii)         Management believes that there is no indication of impairment in the value of other CGUs As of December 31, 2012 and 2011.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

d.     Others

(i)      Interest capitalized to property under construction amounted to Rp44 billion and Rp0 for the years ended December 31, 2012 and 2011, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is ranging from 7.72%-9.75% and 0% for the years ended December 31, 2012 and 2011, respectively.

(ii)        No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2012 and 2011.

(iii)    On August 7, 2012, Telkom-3 Satellite with a total value of Rp1,606 billion was built and launched, but failed to reach its orbit. The carrying value of the satellite was charged to other expenses in the 2012 consolidated statement of comprehensive income. Telkom-3 Satellite was insured with insurance coverage that was adequate to cover losses from the insured risks such as the event experienced by the Company. Insurance claim was made and the amount of insurance compensation amounting to Rp1,772 billion was agreed and approved by the insurer and recorded as part of other income in the 2012 consolidated statement of comprehensive income. In November 2012, the Company received the proceeds from the insurance claim.

(iv)    In 2012, Telkomsel decided to replace certain equipment with net carrying amount of Rp1,037 billion, as part of a modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment resulting in additional depreciation expense of  Rp534 billion that was charged to the 2012 consolidated statements of comprehensive income.

The impact of the change in the estimated useful lives of the equipment in the future periods is to decrease the profit before income tax as follows:

Years	Amount
2013	131
2014	84

In 2012, Telkomsel replaced certain equipment with a net carrying amount of Rp189 billion. Accordingly, Telkomsel changed the useful live of such equipment resulting in additional depreciation expense of Rp154 billion charged to the 2011 consolidated statement of comprehensive income. Telkomsel also derecognized  part of the equipment with total cost of Rp584 billion . Upon derecognition, the equipment had been fully depreciated.

(v)        In 2012, the useful life of Telkomsel’s towers was changed from 10 years to 20 years to reflect the current expected usage and the physical wear and tear of the towers. The impact is a reduction of depreciation expense by Rp635 billion recognized in the 2012 consolidated statement of comprehensive income.

          The impact of the change in the estimated useful life of the tower in the future periods is t increase the profit before income tax as follows:

Years	Amount
2013	606
2014	565
2015	469
2016	301
2017	92

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

d.       Others (continued)

(vi)            Exchange of property and equipment (continued):

•           In 2011, the Company and PT Industri Telekomunikasi Indonesia (“INTI”) signed Purchase Orders of Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network with Trade In/Trade Off (TITO) mode for STO Cengkareng, STO Gandaria and STO Injoko amounting to Rp96 billion, for STO Semanggi amounting to Rp44 billion, and for STO Kelapa Gading, STO Rawamangun, STO Slipi and STO Manyar amounting to Rp177 billion. Up to December 31, 2012, the Company has derecognized the copper cable network asset with net book value of Rp6 billion and recorded the fiber optic network asset from the exchange transaction of Rp430 billion.

•           In 2012, certain Telkomsel’s equipment (part of infrastructure) with a net carrying amount of Rp1,686 billion  were  exchanged with equipment from Nokia Siemens Network Oy and PT Huawei, part of the net carrying amount of  Rp791 billion arose from  asset  held for sale ( Note 8).

In 2011, certain Telkomsel’s equipment (part of infrastructure)   with  cost and net carrying amount of Rp1,730 billion and Rp547 billion, respectively, were exchanged with equipment from Nokia Siemens Network Oy and PT Huawei Tech Investment with a total price of US$63 million.

The cost of the acquired equipment is measured at the aggregate of the carrying amount of the equipment given up and the amount of cash paid.

(vii)           The Company and  subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-45 years, which will expire between 2012 and 2052. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)         As of December 31, 2012, the Company and  subsidiaries’ property  and equipment except land, were insured against fire, theft, earthquake and other specified risks. Total net carrying amount  of assets insured amounted to Rp72,192 billion, which was covered by sum insured basis with a maximum loss claim of Rp9,523 billion, US$52 million, EURO1 million,  SGD14 million and HKD2 million and on first loss basis of Rp6,118 billion including business recovery of Rp324 billion with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$9 million and US$33 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses from  the insured risk.

 (ix)       As of December 31, 2012, the percentage of completion   property under construction  was around 36.15%  of the total contract value, with estimated dates of completion is January 2013 and March 2014. Management believes that there is no impediment to the completion of the construction in progress.

 (ix)           All assets owned by the Company and certain subsidiaries have been pledged as collateral for bonds (Note 19a) and Medium Term Notes (Note 19b). Certain property  and equipment of the Company’s subsidiaries amounted to Rp2,841 billion have been pledged as collateral for lending agreements (Notes 16 and 20).

 (xi)        In 2012, the Company and Telkomsel derecognized certain assets under USO arrangements (Note 41c.vi), with the cost and net carrying amount of Rp259 billion and Rp137 billion, respectively. The net carrying amount of the assets was charged to the 2012 consolidated statement of comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

10.  PROPERTY AND EQUIPMENT (continued)

d.       Others (continued)

(xii)  As of December 31, 2012 and 2011, the gross carrying amount of fully depreciated property and equipment of the Company and subsidiaries that are still in use in operation amounted to Rp39,073 billion and Rp32,623 billion, respectively.The Company and subsidiaries are currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xiii)  As of December 31, 2012, the fair value of land and buildings of the Company and subsidiaries, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land and buildings, amounted to Rp10,261 billion.

(xiv) The Company and Telkomsel entered into several agreements with PT Solusindo Kreasi Pratama, PT Prima Media Selaras, PT Naragita Dinamika Komunika, PT Profesional Telekomunikasi Indonesia, PT Tower Bersama Infrastructure Tbk and other tower providers to lease spaces in telecommunication towers (slot) and sites of the tower for a period of 10 years. The Company and Telkomsel may extend the lease period based on the agreement by both parties. In addition, the Company and subsidiaries also have lease commitments for property and equipments under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance  leases as of December 31, 2012 and 2011 are as follows:

Year	2012	2011
2012	-	259
2013	652	179
2014	548	110
2015	398	33
2016	354	23
2017	334	18
Thereafter	886	20
Total minimum lease payments	3,172	642
Interest	(848)	(132)
Net present value of minimum lease payments	2,324	510
Current maturities (Note 17a)	(510)	(196)
Long-term portion (Note 17b)	1,814	314

11.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2012 and 2011 consist of:

	2012	2011
Prepaid rental - net of current portion (Note 7)	1,367	1,143
Advances for purchase of property and equipment	775	2,017
Deferred charges	471	435
Long-term trade receivables - net of current portion ( Note 5 )	294	-
Frequency license - net of current portion (Note 7)	279	-
Restricted cash	217	164
Security deposits	103	54
Others	4	4
Total	3,510	3,817

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

11.  ADVANCES AND OTHER NON-CURRENT ASSETS (continued)

Prepaid rent pertains to rent of leased line and telecomunication, equipment and land and  building lease agreements of the Company and subsidiaries with rental periods ranging from 1 to 25 years.

As of December 31, 2012 and 2011, deferred charges represent deferred Revenue-Sharing Arrangements (“RSA”) charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. As of December 31, 2011, deferred charges include land rights (Note 2n). Total deferred charges amortization expense for the years ended December 31, 2012 and 2011 amounted to Rp87 billion and Rp84 billion, respectively.

Long-term trade receivables represent trade receivables which are measured at amortized cost using the effective interest method, with 4 years period of installments, related to providing telecommunication access and services in rural areas (USO) (Note 41c.vi)

As of December 31, 2012 and 2011, restricted cash represents time deposits with original maturities of more than one year and cash pledged as collateral for bank guarantees for the USO contract (Note 41c.vi) and other contracts.

As of December 31, 2012 and 201, the carrying amount of the Company and subsidiaries temporarily idle property and equipment amounted to Rp0.4 billion and Rp0.8 billion, respectively.

Refer to Note 37 for details of related party transactions.

12.  INTANGIBLE ASSETS

(i)    The changes in the carrying amount of goodwill, other intangible assets and license for the  years ended December 31, 2012 and 2011 are as follows:

		Other
	Goodwill	intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2011	192	2,769	815	3,776
Addition - acquired separately:
The Company’s software	-	103	-	103
The subsidiaries’ software	-	334	-	334
Acquisition of BDM’s Data Center (Note 1d)	77	3	-	80
Reclassifications	-	158	(749)	(591)
Deductions	-	(58)	-	(58)
Balance, December 31, 2012	269	3,309	66	3,644
Accumulated amortization:
Balance, December 31, 2011	(29)	(1,619)	(339)	(1,987)
Amortization expense during the year	-	(460)	(6)	(466)
Reclassifications	-	(120)	314	194
Deductions	-	58	-	58
Balance, December 31, 2012	(29)	(2,141)	(31)	(2,201)
Net Book Value	240	1,168	35	1,443
Weighted-average amortization period		7.21 years	10.43 years

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

12.  INTANGIBLE ASSETS (continued)

		Other
	Goodwill	intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2010	192	9,875	812	10,879
Addition - acquired separately:
The Company’s software	-	293	-	293
The subsidiaries’ software	-	309	-	309
The subsidiaries’ license	-	-	1	1
Reclassifications	-	(105)	2	(103)
Deductions	-	(7,603)	-	(7,603)
Balance, December 31, 2011	192	2,769	815	3,776
Accumulated amortization:
Balance, December 31, 2010	(29)	(8,815)	(250)	(9,094)
Amortization expense during the year	-	(429)	(87)	(516)
Reclassifications	-	22	(2)	20
Deductions	-	7,603	-	7,603
Balance, December 31, 2011	(29)	(1,619)	(339)	(1,987)
Net Book Value	163	1,150	476	1,789
Weighted-average amortization period		6.47 years	9.39 years

(ii)    Goodwill resulted from Sales purchase transaction of data center business between Sigma and BDM in 2012 (Note 1d.), acquisition of Ad Medika in 2010, Indonusa in 2008 and Sigma in 2008. Other intangible assets included land rights (Note 2n) and also included the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas. In connection with the expiration of the KSO agreement term (Note 10b), the gross carrying amount and the accumulated amortization of the intangible assets had been derecognized.

(iii)   The estimated annual amortization expense of other intangible assets from January 1, 2013 is approximately Rp441 billion. The remaining amortization period of intangible assets excluding land rights is ranging from 1 to19 years.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

12.  INTANGIBLE ASSETS (continued)

(iv)  The aggregate amounts of goodwill allocated to each CGU are as follows:

	2012	2011
Sigma	88	88
Ad Medika	82	82
Total	170	170

Metra performed its annual impairment tests of those CGUs based on fair value less cost to sell using discounted cash flow projections. The impairment tests used management approved cash flows projections covering a five-year period, and the following key assumptions:

	2012		2011
	Sigma	Ad Medika	Sigma	Ad Medika
Discount rate	11.8%	11.5%	12.5%	12.1%
Perpetuity growth rate	4.5%	4.5%	2%	2%

As of December 31, 2012 and 2011, no impairment charge was required for goodwill on acquisition of subsidiaries, with any reasonably possible changes to the key assumptions applied not likely to cause the carrying amount of the CGUs to exceed their recoverable amounts.

(v)   As of December 31, 2012 and 2011, the gross carrying amount of fully amortized intangible assets that are still in use in operation amounted to Rp821 billion and Rp662 billion, respectively.

13.  TRADE PAYABLES

	December 31,	December 31,	January 1,
	2012	2011*)	2011*)
Related parties
Purchases of equipment, materials and services	412	367	550
Payables to other telecommunications providers	20	60	204
Sub total	432	427	754
Third parties
Purchases of equipment, materials and services	6,023	7,431	6,276
Radio frequency usage charges, concession fees
and Universal Service Obligation charges	621	409	394
Payables to other telecommunications providers	204	50	87
Sub total	6,848	7,890	6,757
Total	7,280	8,317	7,511

Trade payables by currency are as follows:

	2012	2011
Rupiah	4,146	4,422
U.S. Dollars	3,111	3,883
Others	23	12
Total	7,280	8,317

Refer to Note 37 for details of related party transactions.

*) Reclassified, refer to Note 48.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

14.  ACCRUED EXPENSES

	2012	2011
Operations, maintenance and telecommunications services	2,917	2,917
Salaries and benefits	1,491	900
General, administrative and marketing	882	805
Early retirement program	699	-
Interest and bank charges	174	168
Total	6,163	4,790

Accruals for early retirement program arose from the Decision of Human Capital and General Affairs Director No. PR.206.01/r.02/PD000/COP-B0010000/2012 on early retirement program  dated November 1, 2012 and communicated to the employees on the same date. The Company estimated the  accrual on the basis of the number of eligible employees that met the criteria stipulated in the Company’s regulation related to this program . Accrued early retirement benefits as of December 31, 2012, amounted to Rp699 billion was charged to the 2012 consolidated statement of comprehensive income (Note 27).

Refer to Note 37 for details of related party transactions.

15.  UNEARNED INCOME

	2012	2011
Prepaid pulse reload vouchers	2,352	2,526
Other telecommunications services	132	153
Others (each below Rp50 billion)	134	142
Total	2,729	2,821

16.  SHORT-TERM BANK LOANS

		2012		2011
		Outstanding		Outstanding
		Original		Original
		Currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Bank CIMB Niaga	Rp	-	20	-	45
Others	Rp	-	13	-	55
	US$	0.42	4	-	-
Total			37		100

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

16.  SHORT-TERM BANK LOANS (continued)

        Other significant information relating to short-term bank loans as at December 31, 2012 is as follows:

			Total facility	Maturity	Interest payment	Interest rate
	Borrower	Currency	(in billions)	date	period	per annum	Security
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp	12	May 29, 2013	Monthly	10.50%-11.00%	Property and equipment (Note 10), inventories (Note 6) and trade receivables(Note 5),
April 29, 2008 [a]	Balebat	Rp	10	May 29, 2013	Monthly	10.50%-11.00%	Property and equipment (Note 10), inventories (Note 6), (and trade receivables (Note 5)
Bank Ekonomi
August 7, 2009[b]	Sigma	Rp	35	July 1, 2013	Monthly	9.00%	Trade receivables (Note 5), property and equipment(Note 10)
August 7, 2009[b]	Sigma	US$	0.001	July 1, 2013	Monthly	6.00%	Trade receivables (Note 5), property and equipment Note 10)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purposes.

a   Based on the latest amendment on October 10, 2012.

b   Based on the latest amendment on October 1, 2012.

17.  CURRENT MATURITIES OF LONG-TERM LIABILITIES

a.     Current maturities

	Notes	2012	2011
Bank loans	20	4,475	3,960
Obligations under finance leases	10	510	196
Bonds and notes	19	440	385
Two-step loans	18	196	272
Total		5,621	4,813

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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17.  CURRENT MATURITIES OF LONG-TERM LIABILITIES (continued)

b.     Long-term portion

Scheduled principal payments as of December 31, 2012, are as follows:

			Year
	Notes	Total	2014	2015	2016	2017	Thereafter
Bank loans	20	6,783	3,480	2,337	548	328	90
Bonds and notes	19	3,229	192	1,042	-	-	1,995
Two-step loans	18	1,791	198	201	204	205	983
Obligations under finance leases	10	1,814	396	270	246	227	675
Total		13,617	4,266	3,850	998	760	3,743

18.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2012		2011
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	9,215	1,031	9,983	1,167
	Rp	-	574	-	717
	US$	40	382	44	400
Total			1,987		2,284
Current maturities (Note 17a)			(196)		(272)
Long-term portion (Note 17b)			1,791		2,012

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	4.00%
	Rp	Semi-annually	Semi-annually	6.79%
	Yen	Semi-annually	Semi-annually	3.10%

The loans are intended for the development of telecommunications infrastructure and supporting telecommunication equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

18.  TWO-STEP LOANS (continued)

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.     Projected net revenue to projected debt service ratio should exceed  1.2:1 for the  two-step loans originating from  Asian Development Bank (“ADB”).

b.     Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from  ADB.

As of December 31, 2012, the Company complied with the above mentioned ratios.

Refer to Note 37 for details of related party transactions.

19.  BONDS AND NOTES

		2012		2011
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
Series A	Rp	-	1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
Medium Term Notes (“MTN” )
PT Finnet Indonesia (“Finnet”)	Rp	-	8	-	18
Metra	Rp	-	0	-	59
Sigma	Rp	-	0	-	30
Promissory Notes
PT Huawei	US$	46	445	60	545
PT ZTE Indonesia (“ZTE”)	US$	22	216	15	134
Total			3,669		3,786
Current maturities (Note 17a)			(440)		(385)
Long-term portion (Note 17b)			3,229		3,401

a.     Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment method	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10d.x). The underwriter of the bonds are Bahana , PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds of the issuance of bonds on July 6, 2010.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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19.  BONDS AND NOTES (continued)

a.     Bonds (continued)

The funds received from public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system), and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2012, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 2:1.

2.     EBITDA to finance costs ratio should not be less than 5:1.

3.     Debt service coverage is 125%.

As of December 31, 2012, the Company complied with the above mentioned ratios.

b.     MTN

Notes	Principal (Rp)	Issuance date	Maturity date	Interest payment period
MTN
Metra I*
Phase 1	30	June 9, 2009	June 19, 2012	Quarterly
Phase 2	20	February 1, 2010	February 2, 2013	Quarterly
Metra II
Phase 1	20	December 28, 2011	December 28, 2014	Quarterly
Phase 2	10	February 22, 2012	February 22, 2015	Quarterly
Sigma**	30	November 17, 2009	November 17,2014	Semi-annually
Finnet
Phase 1	10	October 16, 2009	November 17, 2012	Monthly
Phase 2	15	March 18, 2010	March 24, 2013	Monthly

*	In December 2012, the MTN was fully repaid by Metra through refinancing with BNI (Note 20).
**	In May 2012, the MTN was fully repaid by Sigma.

The Arranger of the Medium Term Notes is  Bahana, with Bank Mega is acting as Trustee, and  KSEI is acting as Collecting Agent and Custodian. Proceeds from the issuance of MTN were used to,among others  expand the business and for  working capital.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

The MTN of Sigma and Finnet are not secured by a specific collateral, but secured by all of Sigma and Finnet’s assets, movable or non-movable, either existing or in the future (Note 10d.x) which become a collateral  to  MTN holders and at all times ranked (pari passu) without any preference other creditor privileges in accordance with prevailing regulations. Sigma and Finnet may buy back all or part of the MTN at any time before the maturity date of MTN.

Based on the agreements, Metra, Sigma, and Finnet are required to comply with required covenants including maintaining financial ratios. As of December 31, 2012, Metra, Sigma, and Finnet complied with the ratios.

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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19.  BONDS AND NOTES (continued)

c.     Promissory Notes

Supplier	Currency	Principal	Issuance date	Payment schedule	Interest payment period	Interestrate per annum
PT Huawei	US$	0.3	June 19, 2009	Semi-annually (January 11, 2013 June 28, 2015)	Semi-annually	6 month LIBOR+2.5%
PT ZTE Indonesia (“ZTE”)	US$	0.1	August 20, 2009	Semi-annually (March10, 2013 - June 10, 2015)	Semi-annually	6 month LIBOR+1.5% 6 month LIBOR+2.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and  ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are unsecured supplier financing facilities covering 85% of Hand Over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

20.  BANK LOANS

		2012		2011
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
BRI	Rp	-	4,011	-	1,131
Syndication of banks	Rp	-	1,950	-	3,225
BCA	Rp	-	1,564	-	2,271
Bank Mandiri	Rp	-	1,417	-	2,111
BNI	Rp	-	1,201	-	400
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank	US$	68	659	85	771
Japan Bank for International Cooperation (“JBIC”)	US$	30	289	42	381
Bank CIMB Niaga	Rp	-	174	-	81
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp	-	41	-	69
	US$	-	3	-	4
OCBC NISP	Rp	-	-	-	466
Industrial and Commercial Bank of China Limited (“ICBC”)	US$		-	39	350
Others	Rp	-	-	-	1
Total			11,309		11,261
Unamortized debt issuance cost			(51)		(70)
			11,258		11,191
Current maturities (Note 17a)			(4,475)		(3,960)
Long-term portion (Note 17b)			6,783		7,231

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2012 is as follows:

	Borrower	Currency	Total Facility (in billions)	Current Period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
July 29, 2008[a](BNI, BRI and BJB)	The Company	Rp	2,400	600	Semi-annually (2010- 2013)	Quarterly	3 months JIBOR+1.20%	None
June 16, 2009[a](BNI and BRI)	The Company	Rp	2,700	675	Semi-annually (2011-2014)	Quarterly	3 months JIBOR+2.45%	None
Syndication of bonds December 19, 2012 (BNI, BRI and Bank Mandiri)	DMT	Rp	2.5	-	Semi annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Property and equipment (note 10) and trade receivables (note 5)
BCA
July 5, 2010b&c	Telkomsel	Rp	2,000	667	Semi-annually (2012- 2016)	Quarterly	3 months JIBOR+1.20%	None
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011- 2015)	Quarterly	3 months JIBOR+1.25%	None
Bank Mandiri
July 5, 2010b&c	Telkomsel	Rp	3,000	694	Semi-annually (2012- 2016)	Quarterly	3 months JIBOR+1.20%	None
BRI
October 13, 2010[a]	The Company	Rp	3,000	-	Semi-annually (2013- 2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	-	Semi-annually (2011- 2017)	Quarterly	3 months JIBOR+1.40%	Property and equipment (Note 10)
April 17, 2012 a&j	Indonusa	Rp	225	-	Semi-annually (2013- 2017)	Quarterly	3 months JIBOR+3.76%	Indonusa’s cash flow
ABN Amro Bank N.V.Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank December 30, 2009b&d	Telkomsel	US$	0.3	0.02	Semi-annually (2011- 2016)	Semi-annually	6months LIBOR+0.82%	None
BNI
October 13, 2010[a]	The Company	Rp	1,000	143	Semi-annually (2013- 2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011	PIN	Rp	500	-	Semi-annually (2013- 2016)	Quarterly	3 months JIBOR+1.50%	Inventories (Note 6) and trade receivables (Note 5)
November 28, 2012[a]	Metra	Rp	44	-	Annually (2013-2015)	Monthly	8%	Property and equipment (Note 10) and trade receivables (Note 5)
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010a&e	The Company	US$	0.06	0.01	Semi-annually (2010- 2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None
Industrial and Commercial bank of china limited (“ICBC) December 30, 2009[i]	Telkomsel	US$	0,3	0,039	Semi-annualy (2011-2016)	Semi-annually	3 months LIBOR+1.20%	None

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

20.  BANK LOANS (continued)

	Borrower	Currency	Total facility(in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
March 21, 2007[f]	GSD	Rp	21	8.6	Quarterly (2007 - 2015)	Monthly	9.75%	Property and equipment (Note 10)
November 23, 2007[f]	GSD	Rp	9	8	Monthly (2007 - 2012)	Monthly	9.75%	Property And equipment (Note 10)
July 28, 2009[g]	Balebat	Rp	2	0.5	Monthly (2010 - 2014)	Monthly	10.50%	Property and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
May 24, 2010 [g]	Balebat	Rp	2	0.6	Monthly (2010 - 2015)	Monthly	10.50%	Property and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
March 31, 2011	GSD	Rp	24	3.2	Monthly (2011 - 2019)	Monthly	9.75%	Property and equipment (Note 10)
March 31, 2011	GSD	Rp	13	2.1	Monthly (2011 - 2019)	Monthly	9.75%	Property and equipment (Note 10)
March 31, 2011	GSD	Rp	12	2.1	Monthly (2011 - 2015)	Monthly	9.75%	Property and equipment (Note 10)
September 9, 2011	GSD	Rp	41	1.9	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 10)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

20.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 9, 2011	GSD	Rp	11	3.9	Monthly (2011 - 2015)	Monthly	9.75%	Property and equipment (Note 10)
August 2, 2012[g]	Balebat	Rp	4	0.3	Monthly (2012 - 2015)	Monthly	10.50%	Property and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015 - 2030)	Monthly	3 months JIBOR+3.45%	Property and equipment (Note 10)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015 - 2030)	Monthly	9.00%	Property and equipment (Note 10)
October 10, 2012[g]	Balebat	Rp	1	0.07	Monthly (2012 - 2015)	Monthly	10.50%	Property and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
Bank Ekonomi								,
December 7, 2006[i]	Sigma	Rp	14	3.4	Monthly (2006 - 2012)	Monthly	9.00%	Property and equipment (Note 10), and trade receivables (Note 5)
March 9, 2007[i]	Sigma	Rp	13	2.7	Monthly (2008 - 2012)	Monthly	9.00%	Property and equipment (Note 10), and trade receivables (Note 5)
September 10, 2008a&h	Sigma	Rp	33	5.8	Monthly (2009 - 2015)	Monthly	9.00%	Property and equipment (Note 10), and trade receivables (Note 5)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

20.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank Ekonomi (continued)
August 7, 2009a&h	Sigma	Rp	35	10.4	Monthly some installment (2009- 2013)	Monthly	9.00%	Property and equipment (Note 10), and trade receivables (Note 5)
August 7, 2009a&h	Sigma	Rp	20	5.3	Monthly some installment (2009 - 2014)	Monthly	9.00%	Property and equipment (Note 10), and trade receivables (Note 5)
February 23, 2011a&h	Sigma	Rp	30	8.6	Monthly (2011 - 2015)	Monthly	9.00%	Property and equipment (Note 10), and trade receivables (Note 5)
February 23, 2011a&h	Sigma	US$	0.002	0.0001	Monthly (2011 - 2015)	Monthly	6.00%	Property and equipment (Note 10), and trade receivables (Note 5)

The credit facilities obtained by the Company and  subsidiaries are used for working capital purposes.

a    As stated in the agreements, the Company and subsidiaries are required to comply with all covenants or restrictions such as dividend distribution restrictions, new loans restriction, including maintaining financial ratios . As of December 31, 2012, the Company and subsidiaries has complied with the ratios.

b   Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect the Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2012, Telkomsel complied with the above covenants.

c    In January 2012, the availability periods of facilities from BCA and Bank Mandiri expired.

d   Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 41a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”)  and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively. The availability period of facility 1, 2 and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the  premium of the unused facility by US$3 million through a cash refund.

e    In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for the purchase of NSW- Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million, respectively

f      Based on the latest amendment on March 31, 2011.

g   Based on the latest amendment on October 10, 2012.

h   Based on the latest amendment on October 1, 2012.

i    In June 2012, loan was fully repaid by Sigma and Telkomsel and the facility is not extended

j    Based on the latest amendment on October 16, 2012, loan was required to repaid by Indonusa on April 24, 2013.

k.  As of December 31, 2012, credit facility from syndication of banks has not been used by DMT.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

21.  NON-CONTROLLING INTEREST

	2012	2011
Non-controlling interest in net assets of subsidiaries:
Telkomsel	15,340	13,430
Metra*	66	33
GSD*	31	-
Infomedia*	-	8
Total	15,437	13,471

	2012	2011
Non-controlling interest in total comprehensive income (loss) of subsidiaries:
Telkomsel	5,499	4,488
Metra*	14	16
GSD*	(1)	-
Infomedia*	-	1
Total	5,512	4,505

* The amounts represent other third parties’ share of ownership in subsidiaries of Metra, Infomedia and GSD.

22.  CAPITAL STOCK

		2012
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	53.90	2,580
The Bank of New York Mellon Corporation*	2,197,688,216	11.48	549
Directors (Note 1b):
Indra Utoyo	5,508	-	0
Priyantono Rudito	108	-	0
Sukardi Silalahi	108	-	0
Public (individually less than 5%)	6,630,904,168	34.62	1,658
Total	19,149,068,820	100.00	4,787
Treasury stock (Note 24)	1,010,930,460	-	253
Total	20,159,999,280	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

22.  CAPITAL STOCK (continued)

		2011
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	53.24	2,580
The Bank of New York Mellon Corporation*	2,952,965,536	15.23	738
Directors (Note 1b):
Ermady Dahlan	17,604	-	0
Indra Utoyo	5,508	-	0
Public (individually less than 5%)	6,112,879,960	31.53	1,529
Total	19,386,339,320	100.00	4,847
Treasury stock (Note 24)	773,659,960	-	193
Total	20,159,999,280	100.00	5,040

• The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares and amendmend of the Company’s Articles of Association.

23.  ADDITIONAL PAID-IN CAPITAL

	2012	2011
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Total	1,073	1,073

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

24.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 -November 20, 2012	645,161,290	Rp5,000

Movement in treasury stock as a result of share repurchase is as follow:

		2012			2011
	Number	%	Rp	Number	%	Rp
	of shares			of shares
Beginning balance	773,659,960	3.84	6,323	490,574,500	2.43	4,264
Number of shares acquired	237,270,500	1.17	1,744	283,085,460	1.41	2,059
Ending balance	1,010,930,460	5.01	8,067	773,659,960	3.84	6,323

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the changes to the Company’s plan for use of the treasury stock as a result of the Share Buyback I, II and III, as follows: (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

25.  DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2012 and 2011, the accumulated development of the related infrastructure amounted to Rp537 billion, respectively.

As of December 31, 2012 and 2011, the Company has received an aggregate of Rp478 billion, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments by the Government from 2005 to 2008 of Rp90 billion, respectively, and Rp118 billion on August 25, 2009. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the equity section of the consolidated statement of financial position. These amounts are recorded as a component of equity because the Government is the majority and controlling stockholder of the Company.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

26.  REVENUES

	2012	2011
Telephone Revenues
Cellular
Usage charges	29,477	27,189
Monthly subscription charges	696	571
Features	558	838
	30,731	28,598
Fixed lines
Usage charges	7,323	8,114
Monthly subscription charges	2,805	3,004
Call center	228	198
Installation charges	112	135
Others (each below Rp50 billion)	194	168
	10,662	11,619
Total Telephone Revenues	41,393	40,217
Interconnection Revenues
Domestic interconnection and transit	2,618	2,071
International interconnection	1,655	1,438
Total Interconnection Revenues	4,273	3,509
Data, Internet and Information Technology Services Revenues
Internet, data communication and information technology services	14,857	10,740
Short Messaging Services (“SMS”)	12,631	13,093
VoIP	81	53
e-Business	55	38
Total Data, Internet and Information Technology Services Revenues	27,624	23,924
Network Revenues
Leased lines	824	911
Satellite transponder lease	384	390
Total Network Revenues	1,208	1,301
Other Telecommunications Services Revenues
Customer Premise Equipment (“CPE”) and terminal	1,046	739
Pay TV	405	259
Leases	401	219
Directory assistance	295	349
USO compensation	253	430
Sales of modems	35	163
Others (each below Rp50 billion)	210	143
Total Other Telecommunications Services Revenues	2,645	2,302
TOTAL REVENUES	77,143	71,253

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

26.  REVENUES (continued)

The details of net revenues received by the Company and subsidiaries from agency relationships in 2012 and 2011 are as follows:

	2012	2011
Gross revenues	15,059	11,948
Compensation to value added service providers	(202)	(1,208)
Net revenues	14,857	10,740

Refer to Note 37 for details of related party transactions.

27.  PERSONNEL EXPENSES

	2012	2011
Vacation pay, incentives and other benefits	3,400	2,814
Salaries and related benefits	3,257	3,001
Employees’ income tax	1,022	1,043
Net periodic pension costs (Note 34)	789	501
Early retirement program (Note 14)	699	517
Housing	200	197
LSA expense (Notes 35)	121	96
Net periodic post-retirement health care benefits costs (Note 36)	90	199
Insurance	83	70
Other post-retirement benefits costs (Note 34)	65	65
Others (each below Rp50 billion)	60	52
Total	9,786	8,555

Refer to Note 37 for details of related party transactions.

28.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2012	2011
Operations and maintenance	9,012	9,191
Radio frequency usage charges (Note 41c.i. and 41c.iii)	3,002	2,846
Concession fees and Universal Service Obligation charges	1,452	1,235
Electricity, gas and water	879	836
Cost of phone, set top box, SIM and RUIM cards	687	879
Insurance	671	431
Leased lines and CPE	407	406
Vehicles rental and supporting facilities	293	291
Cost of IT services	222	144
Travelling expenses	57	54
Others (each below Rp50 billion)	121	59
Total	16,803	16,372

        Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

29.  GENERAL AND ADMINISTRATIVE EXPENSES

	2012	2011
Provision for impairment of receivables and inventory obsolescence (Notes 5d and 6)	915	883
General expenses	527	326
Collection expenses	341	327
Travelling	259	256
Training, education and recruitment	259	229
Professional fees	187	235
Social contribution	129	290
Meetings	105	86
Security and screening	62	97
Stationery and printing	55	53
Others (each below Rp50 billion)	197	153
Total	3,036	2,935

Refer to Note 37 for details of related party transactions.

30.  INTERCONNECTION EXPENSES

	2012	2011
Domestic interconnection and transit	3,464	2,414
International interconnection	1,203	1,141
Total	4,667	3,555

      Refer to Note 37 for details of related party transactions.

31.  TAXATION

a.     Claims for tax refund

	2012	2011
Subsidiaries
Import duties	10	-
Corporate income tax	18	23
Income tax
Article 23 - Withholding tax on services delivery	9	8
Value added tax (“VAT”)	399	340
	436	371

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

b.     Prepaid taxes

	2012	2011
The Company
VAT	-	43
Subsidiaries
Corporate income tax	34	610
VAT	336	131
Income tax
Article 23 - Withholding tax on services delivery	2	3
	372	744
	372	787

      c.     Taxes payable

	2012	2011
The Company
Income taxes
Article 4 (2) - Final tax	6	4
Article 21 - Individual income tax	21	68
Article 23 - Withholding tax on services delivery	10	11
Article 25 - Installment of corporate income tax	30	40
Article 26 - Withholding tax on non-resident income tax	3	1
Article 29 - Corporate income tax	198	1
VAT	374	-
	642	125
Subsidiaries
Income taxes
Article 4 (2) - Final tax	37	29
Article 21 - Individual income tax	60	75
Article 23 - Withholding tax on services delivery	32	25
Article 25 - Installment of corporate income tax	378	6
Article 26 - Withholding tax on non-resident income tax	18	10
Article 29 - Corporate income tax	674	682
VAT	3	87
	1,202	914
	1,844	1,039

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

d.     The components of income tax expense (benefit) are as follows:

	2012	2011
Current
The Company	878	777
Subsidiaries	5,750	4,896
	6,628	5,673
Deferred
The Company	(501)	25
Subsidiaries	(261)	(311)
	(762)	(286)
	5,866	5,387

e.    Corporate income tax is computed for each company as a separate legal entity (computing corporate income tax on consolidated basis is not applicable in Indonesia).

The reconciliation between the accounting profit multiplied by the applicable tax rate and consolidated income tax expense is as follows:

	2012	2011
Consolidated profit before income tax	24,228	20,857
Tax calculated at applicable rate	4,846	4,171
Equity in net earnings of subsidiaries before income tax and reversal of consolidation elimination of subsidiaries	(2,217)	(1,831)
Tax effects on:
Non-deductible expenses	177	235
Non-taxable income	(2,117)	(1,785)
Income subject to final tax and final income tax expense	(32)	(29)
Others	(280)	41
Income tax expense of the subsidiaries	5,489	4,585
Total income tax expense	5,866	5,387

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

e.     (continued)

The reconciliation between consolidated profit before income tax and the estimated taxable income for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Consolidated profit before income tax	24,228	20,857
Add back consolidation eliminations	10,536	8,925
Consolidated profit before income tax and eliminations	34,764	29,782
Less: profit before income tax of the subsidiaries	(21,616)	(18,082)
Profit before income tax attributable to the Company	13,148	11,700
Less: profit subject to final tax	(344)	(462)
	12,804	11,238
Temporary differences:
Provision for early retirement program	699	-
Provision for personnel expenses	537	(17)
Net periodic pension and other post-retirement benefits costs	291	45
Provision for impairment of assets	246	563
Provision for impairment and trade receivables written-off	43	139
Payments of deferred consideration for business combinations	-	(106)
Depreciation and gain on sale of property and equipment	(424)	(479)
Finance lease	(196)	19
Deferred installation fee	(72)	(86)
Other provisions	(19)	3
Total temporary differences	1,105	81
Permanent differences:
Employee benefits	218	194
Donations	215	293
Net periodic post-retirement health care benefit costs	90	199
Equity in net income of associates and subsidiaries	(10,583)	(8,925)
Others	360	488
Total permanent differences	(9,700)	(7,751)
Taxable income	4,209	3,568
Current corporate income tax expense	842	714
Final income tax expense	36	63
Total current income tax expense of the Company	878	777
Current income tax expense of the subsidiaries	5,750	4,896
Total current income tax expense	6,628	5,673

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

e.     (continued)

The Tax Law No. 36/2008 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stock are traded in the IDX which meet the prescribed criteria that the public own 40% or more of the total fully paid and traded stocks, and such stocks are owned by at least 300 parties, with each party owning less than 5% of the total paid-up stocks. These requirements must be met by a company for a period of 6 months in one tax year. The Company has met all of the required criteria, therefore, for purposes of calculating income tax expense and liabilities for the financial reporting periods of December  31, 2012 and 2011, the Company has reduced the  applicable tax rate by 5%.

The Company applied a tax rate of 20% for the fiscal years 2012 and 2011. The subsidiaries applied a tax rate of 25% for the fiscal years 2012 and 2011.

The Company will submit the above corporate income tax computation in the income tax return  (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2012 to tax office that will be reported based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2011 agreed with that was reported in the Annual SPT.

f.     Tax assessment

(i)      The Company

The Directorate General of Tax (“DGT”) is assessing the Company’s withholding income taxes for fiscal year 2008 and as of the issuance date of the consolidated financial statements, the assessment is still in process.

 (ii)  Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s appeal for a refund of Rp115 billion withholding taxes covering the fiscal year 2002. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. Based on its verdict which was received in November 2012, the SC decided to reject the request of the Tax Authorities. The SC verdict is legally binding in favor of Telkomsel.

On August 10, 2010, the Tax Authorities filed a judicial review  request to the SC on the Tax Court’s verdict. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the judicial review is still in process.

On April 21, 2010, the Tax Court notified Telkomsel that the Tax Authorities have filed an appeal to the SC on the Tax Court’s verdict to cancel The Tax Collection Letter (STP) for the underpayment of income tax Article 25 for the period December 2008 of Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

f.     Tax assessment (continued)

(ii)   Telkomsel (continued)

In 2010, Telkomsel was assessed for underpayments of corporate income tax, withholding taxes and VAT, for the fiscal year 2006 totalling Rp212 billion (including penalty of Rp69 billion). In November 2010, Telkomsel paid the assessments and in December  2010, Telkomsel filed an objection to the DGT for the withholding tax and VAT assessments amounting to Rp116 billion (including a penalty of Rp38 billion) and recorded the payments as a claim for tax refund. A portion of the accepted assessment by the Company in the amount of Rp50 billion had been previously charged to the 2008 consolidated statement of comprehensive income while the remaining portion of Rp46 billion was charged to the 2010 consolidated statement of comprehensive income. Subsequently, in September 2011, the Tax Authorities rejected Telkomsel’s objection. In December 2011, Telkomsel filed an appeal to the Tax Court. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In October and November, 2010, Telkomsel received tax assessments (STPs) for the underpayments of income tax Article 25 for the fiscal year 2010 of Rp229 billion (including penalty of Rp11 billion). The STPs were paid in November and December 2010. The principal payment of Rp218 billion was considered as a tax prepayment in calculating the 2010 corporate income tax which at the end resulted in an overpayment of Rp599.87 billion. Through its letters in November 2010, Telkomsel requested the Tax Authorities to cancel the STPs. Subsequently, in April 2011, Telkomsel  received STPs from the Tax Authorities which revised the above-mentioned STPs issued in October and November 2010 with an additional penalty of Rp4.3 billion.

On May 5, 2011, the Tax Authorities  rejected  Telkomsel’s request for cancellation of those STPs. Subsequently, on May 31, 2011, Telkomsel filed an appeal to the Tax Court. The overpayment and penalty are recognized as claims for tax refund Based on its verdict in March 2012, the Tax Court approved the cancellation of the STPs. In May and June 2012, Telkomsel received the refund of the penalty of Rp15.7 billion. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC. Subsequently, on September 14, 2012, Telkomsel filed a contra appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In August 2011, Telkomsel was assessed for underpayments of withholding taxes and VAT for the fiscal year 2008 totaling Rp235 billion. In September 2011, Telkomsel paid the assesment and in November 2011, Telkomsel filed an objection to the Tax Authorities for the VAT assessment amounting to Rp232 billion (including penalty of Rp81.9 billion) and recorded it as a claim for tax refund. The remaining portion of Rp3 billion was charged to the 2011 consolidated statement of comprehensive income. In August, 2012 the Tax Court approved Telkomsel’s appeal on the VAT and the refund of all the claims.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

f.     Tax assessment (continued)

(ii)   Telkomsel (continued)

On March 12, 2012, Telkomsel received Assessment Letters as a result of the tax audit for fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax by Rp597.4 billion and underpaid VAT amounting to Rp302.7 billion (including a penalty of Rp73.3 billion). Telkomsel accepted the overpayment of corporate income tax and Rp12.1 billion of underpayment of VAT (including a penalty of Rp6.3 billion). The portion accepted by Telkomsel was charged to the 2012 consolidated statement of comprehensive income. Telkomsel filed  an objection to the Tax Authorities for underpayment of VAT of Rp290.6 billion (including a penalty of Rp67 billion) and recorded it as a claim for tax refund. As of the issuance date of the consolidated financial statements, the Tax Authorities have not yet issued their decision on the objection.

On April 5, 2012, Telkomsel received the refund of the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of the underpayment of VAT.

g.     Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

	December 31, 2011	(Charged) credited to the consolidated statements of comprehensive income	Realized to equity	December 31, 2012
The Company
Deferred tax assets:
Provision for impairment of receivables	334	(58)	-	276
Net periodic pension and other post-retirement benefits costs	86	43	-	129
Accrued expenses and provision for inventory obsolescence	30	(8)	-	22
Provision for early retirement expense	-	140	-	140
Employee benefits provisions	82	91	-	173
Deferred connection fee	85	(31)	-	54
Total deferred tax assets	617	177	-	794
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(1,929)	348	-	(1,581)
Land rights, intangible assets, and others	(21)	7	-	(14)
Finance leases	(33)	(31)	-	(64)
Total deferred tax liabilities	(1,983)	324	-	(1,659)
Deferred tax liabilities of the Company - net	(1,366)	501	-	(865)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	64	53	-	117
Employee benefits provisions	151	56	-	207
Recognition of interest under USO arrangements	-	6	-	6
Total deferred tax assets	215	115	-	330

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

g.     Deferred tax assets and liabilities (continued)

	December 31, 2011	(Charged) credited to the consolidated statements of comprehensive income	Realized to equity	December 31, 2012
Telkomsel (continued)
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(2,529)	166	-	(2,363)
Intangible assets	(49)	5	-	(44)
Finance leases	-	(22)	-	(22)
Total deferred tax liabilities	(2,578)	149	-	(2,429)
Deferred tax liabilities of Telkomsel - net	(2,363)	264	-	(2,099)
Deferred tax liabilities of other subsidiaries - net	(65)	(30)	-	(95)
Total deferred tax liabilities - net	(3,794)	735	-	(3,059)
Total deferred tax assets - net	67	27	(5)	89

	December 31, 2010	(Charged) credited to the consolidated statements of comprehensive income	December 31, 2011
The Company
Deferred tax assets:
Deferred consideration for business combinations	27	(27)	-
Provision for impairment of receivables	287	47	334
Net periodic pension and other post-retirement benefits costs	84	2	86
Accrued expenses and provision for inventory obsolescence	26	4	30
Employee benefits provisions	86	(4)	82
Deferred connection fee	106	(21)	85
Total deferred tax assets	616	1	617
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(1,893)	(36)	(1,929)
Land rights, intangible assets, and others	(25)	4	(21)
Finance leases	(39)	6	(33)
Total deferred tax liabilities	(1,957)	(26)	(1,983)
Deferred tax liabilities of the Company - net	(1,341)	(25)	(1,366)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	50	14	64
Employee benefits provisions	109	42	151
Total deferred tax assets	159	56	215
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(2,783)	254	(2,529)
Intangible assets	(48)	(1)	(49)
Total deferred tax liabilities	(2,831)	253	(2,578)
Deferred tax liabilities of Telkomsel - net	(2,672)	309	(2,363)
Deferred tax liabilities of other subsidiaries - net	(61)	(4)	(65)
Total deferred tax liabilities - net	(4,074)	280	(3,794)
Total deferred tax assets - net	62	5	67

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

31.  TAXATION (continued)

g.     Deferred tax assets and liabilities (continued)

As of December 31, 2012 and 2011, the aggregate amounts of temporary differences associated with investments in subsidiaries and associates, for which deferred tax liabilities have not been recognized are amounted to Rp20,317 billion and Rp16,505 billion, respectively.

Realization of the deferred tax assets is dependent upon Company and subsidiary’s capability in generating future profitable operations. Although realization is not assured, the Company and subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable, however, it could be reduced if actual future taxable income is lower than estimates.

h.     Administration

Since 2008 to 2011, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of historical data, for the year 2012, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For the fiscal years 2007 and before, this period is within ten years of the time the tax became due, but not later than 2013, while for the fiscal years 2008 and onwards, the period is within five years of the time the tax becomes due.

The Minister of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation. The Regulation is effective from July 1, 2012 and the Company has withheld, deposited, and reported the VAT and PPnBM or VAT in accordance with the Regulation

No tax audit has been conducted for fiscal years 2003, 2005, 2006, 2007, 2009 and 2010 on the Company. Tax audits have been completed for all other fiscal years, except for fiscal year 2011.

The Company received a certificate of tax audit exemption from the DGT for fiscal year 2007, 2008, 2009 and 2010, which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed.

32.  BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share is computed by dividing profit for the year attributable to owners of the parent Company amounted to Rp12,850 and Rp10,965 by the weighted average number of shares outstanding during the period totaling 19,202,263,101 and 19,591,872,544 for the years ended December 31, 2012 and 2011, respectively.

Basic and diluted earnings per share amounted to Rp669.19 and Rp559.67 (in full amount) for the years ended December 31, 2012 and 2011, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

33.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 21 dated May 19, 2011, of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders agree on the distribution of cash dividends for 2010 amounting to Rp6,345 billion or Rp322.59 per share (of which Rp526 billion or Rp26.75 per share was distributed as an interim cash dividend in December 2010).

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 14 dated May 11, 2012 of Ashoya Ratam,S.H.,MKn., the Company’s stockholders agree on the distribution of cash dividends and special cash dividends for  2011 amounting to Rp6,031 billion and Rp1,096 billion. On June 22, 2012, the Company paid cash dividend and special cash dividend totaling to Rp7,127 billion.

Appropriation of Retained Earnings

Under Limited Liability Company Law, the Company is required to establish statutory reserve amounting to at least 20% of the issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2012 and 2011 was Rp15,337 billion, respectively.

34.  RETIREMENT BENEFITS OBLIGATION

	2012	2011
Prepaid pension benefit costs
The Company	1,031	990
Infomedia	1	1
Prepaid pension benefit costs	1,032	991
Pension benefit cost provision and other post-employment benefit
Pension
The Company	1,373	1,067
Telkomsel	419	264
Pension benefit costs provisions	1,792	1,331
Other post-retirement benefits	310	273
Obligation under Labor Law	146	111
Pension benefit cost provision and other post-employment benefit	2,248	1,715
Net periodic pension costs
The Company	592	384
Telkomsel	197	117
Infomedia	0	0
Net periodic pension costs (Note 27)	789	501
Other post-retirement benefit costs (Note 27)	65	65
Employee benefits cost under Labor Law	38	30

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

a.     Prepaid pension benefit costs

The Company sponsors a defined pension benefit pension plan to employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2012 and 2011 amounted to Rp186 billion and Rp187 billion, respectively.

The following table presents the change in projected benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statements of financial position as of December 31, 2012 and 2011, for its defined benefit pension plan:

	2012	2011
Change in projected pension benefits obligation
Projected pension benefits obligation at beginning of year	16,188	11,924
Service costs	372	307
Interest costs	1,151	1,105
Pension plan participants' contributions	44	44
Actuarial losses	2,123	3,391
Expected pension benefits paid	(629)	(583)
Projected pension benefits obligation at end of year	19,249	16,188
Change in pension plan assets
Fair value of pension plan assets at beginning of year	16,597	15,098
Expected return on pension plan assets	1,517	1,441
Employer’s contributions	186	187
Pension plan participants' contributions	44	44
Actuarial gains	507	410
Expected pension benefits paid	(629)	(583)
Fair value of pension plan assets at end of year	18,222	16,597
Funded status	(1,027)	409
Unrecognized prior service costs	217	356
Unrecognized net actuarial losses	1,841	225
Prepaid pension benefit costs	1,031	990

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34.   RETIREMENT BENEFITS OBLIGATION (continued)

a.    Prepaid pension benefit costs (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,024 billion and Rp1,851 billion for the year ended December 31, 2012 and 2011, respectively. The Company expects to contribute Rp179 billion to its defined pension benefit pension plan during 2013.

The movements of the prepaid pension benefit costs during  the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Prepaid pension benefits costs at beginning of year	(990)	(743)
Net periodic pension costs (benefits) less amounts charged to subsidiaries	133	(62)
Amounts charged to subsidiaries under contractual agreements	12	2
Employer’s contributions	(186)	(187)
Prepaid pension benefits costs at end of year	(1,031)	(990)

As of December 31, 2012 and 2011, plan assets mainly consisted of :

	2012	2011
Indonesian equity securities	21.82%	22.13%
Government bonds	37.96%	39.67%
Corporate bonds	16.91%	17.37%
Others	23.31%	20.83%
Total	100.00%	100.00%

Pension plan assets also include Series B shares issued by the Company with fair value totaling Rp223 billion and Rp234 billion representing 1.23% and 1.41% of total plan assets as of December 31, 2012 and 2011, respectively, and bonds issued by the Company with fair value totaling Rp159 billion and Rp156 billion representing 0.87% and 0.94% of total plan assets as of December 31, 2012 and 2011, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 34b and 34c) was performed based on the measurement date as of December 31, 2012 and 2011, with reports dated February 28, 2013 and March 7, 2012, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2012 and 2011 are as follows:

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34. RETIREMENT BENEFITS OBLIGATION (continued)

a.    Prepaid pension benefit costs (continued)

	2012	2011
Discount rate	6.25%	7.25%
Expected long-term return on pension plan assets	8.25%	9.25%
Rate of compensation increases	8%	8%

The components of net periodic pension costs are as follows:

	2012	2011
Service costs	372	307
Interest costs	1,151	1,105
Expected return on pension plan assets	(1,517)	(1,441)
Amortization of prior service costs	139	139
Recognized actuarial gain	-	(170)
Net periodic pension costs (benefits)	145	(60)
Amount charged to subsidiaries under contractual agreements	(12)	(2)
Total net periodic pension cost (benefits) less amounts charged to subsidiaries (Note 27)	133	(62)

Historical information:

	2012	2011	2010	2009	2008
Present value of funded defined benefit obligation	(19,249)	(16,188)	(11,924)	(10,131)	(9,100)
Fair value of plan assets	18,222	16,597	15,098	12,300	8,713
(Deficit) surplus in the plan	(1,027)	409	3,174	2,169	(387)
Experience adjustments arising on plan liabilities	(1)	(156)	(314)	(318)	(1,308)
Experience adjustments arising on plan assets	(507)	(410)	(1,604)	(2,028)	1,774

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34. RETIREMENT BENEFITS OBLIGATION (continued)

b.     Pension benefit costs provisions

        1.     The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp5 billion for each of the years ended December 31, 2012 and 2011, respectively

Since 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon being disabled starting from February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp435 billion, which is amortized over 8.63 years until 2018.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

The following table presents the change in projected benefits obligation of MPS and MPP for the years ended December 31, 2012 and 2011:

	2012	2011
Change in projected benefits obligation
Unfunded projected benefits obligation at beginning of year	2,440	2,096
Service costs	104	89
Interest costs	173	194
Actuarial (gains) losses	(128)	244
Benefits paid by employer	(153)	(183)
Unfunded projected benefits obligation at end of year	2,436	2,440
Unrecognized prior service costs	(639)	(772)
Unrecognized net actuarial losses	(424)	(601)
Pension benefit costs provisions at end of year	1,373	1,067

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34. RETIREMENT BENEFITS OBLIGATION (continued)

b.     Pension benefit costs provisions (continued)

        1.     The Company (continued)

The movements of the pension benefit costs provisions during the years ended December 31, 2012 and 2011, are as follows:

	2012	2011
Pension benefits costs provisions at beginning of year	1,067	804
Net periodic pension costs	459	446
Benefits paid by employer	(153)	(183)
Pension benefits costs provisions at end of year	1,373	1,067

The components of net periodic pension costs are as follows:

	2012	2011
Service costs	104	89
Interest costs	173	194
Amortization of prior service costs	133	133
Recognized actuarial losses	49	30
Total net periodic pension costs (Note 27)	459	446

      Historical information:

	2012	2011	2010	2009	2008
Present value of unfunded defined benefit obligation	(2,436)	(2,440)	(2,096)	(1,622)	(417)
Fair value of plan assets	-	-	-	-	-
Deficit in the plan	(2,436)	(2,440)	(2,096)	(1,622)	(417)
Experience adjustments arising on plan liabilities	(72)	(30)	23	309	(3)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34. RETIREMENT BENEFITS OBLIGATION (continued)

b.     Pension benefit costs provisions (continued)

        2.     Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp45 billion and Rp2 billion for 2012 and 2011, respectively.

The reconciliation of the unfunded status of the plans with the amounts included in the consolidated statements of financial position as of December 31, 2012 and 2011are as follows:

	2012	2011
Projected benefits obligation	(1,472)	(1,237)
Fair value of plan assets	666	458
Funded status	(806)	(779)
Unrecognized items in the consolidated statements of financial position:
Unrecognized prior service costs	0	0
Unrecognized net actuarial losses	387	515
Pension benefits costs provisions	(419)	(264)

The components of the net periodic pension costs are as follows:

	2012	2011
Service costs	119	67
Interest costs	83	59
Expected return on pension plan assets	(31)	(22)
Amortization of past service costs	1	1
Recognized actuarial losses	25	12
Net periodic pension costs (Note 27)	197	117

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

b.     Pension benefit costs provisions (continued)

        2.     Telkomsel (continued)

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2012 and 2011, with reports dated February 12, 2013 and February 24, 2012, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2012 and 2011 for each of the years, are as follows:

	2012	2011
Discount rate	6%	6.75%
Expected long-term return on plan assets	6%	6.75%
Rate of compensation increases	6.5%	8%

Historical information:

	2012	2011	2010	2009	2008
Present value of funded defined benefit obligation	(1,472)	(1,237)	(663)	(399)	(284)
Fair value of plan assets	666	458	246	154	129
Deficit in the plan	(806)	(779)	(417)	(245)	(155)
Experience adjustments arising on plan liabilities	71	(44)	9	(17)	(20)
Experience adjustments arising on plan assets	(139)	(192)	(49)	25	23

c.     Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

The movements of the other post-retirement benefits provisions for the years ended December 31, 2012 and 2011:

	2012	2011
Other post-retirement benefits costs provisions at beginning of year	273	241
Other post-retirement benefits costs	65	65
Other post-retirement benefits paid by the Company	(28)	(33)
Total other post-retirement benefits costs provisions at end of year	310	273

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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34.  RETIREMENT BENEFITS OBLIGATION (continued)

c.     Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for the years ended December 31, 2012 and 2011:

	2012	2011
Service costs	10	9
Interest costs	32	37
Amortization of past service costs	7	7
Recognized actuarial losses	16	12
Total net periodic other post-retirement benefits costs (Note 27)	65	65

Historical information:

	2012	2011	2010	2009	2008
Present value of unfunded defined benefit obligation	(508)	(462)	(409)	(336)	(277)
Fair value of plan assets	-	-	-	-	-
Deficit in the plan	(508)	(462)	(409)	(336)	(277)
Experience adjustments arising on plan liabilities	5	(13)	11	(1)	(10)

      d.     Obligation under Labor Law

Under Law No. 13 Year 2003 concerning labor regulation, the Company and subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2012 and 2011 amounted to Rp146 billion and Rp111 billion, respectively. The related employees’ benefits cost charged to expense amounted to Rp38 billion and Rp30 billion for the years ended December 31, 2012 and 2011, respectively .

35.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp347 billion and Rp287 billion as of December 31, 2012 and 2011, respectively. The related benefits costs charged to expense amounted to Rp121 billion and Rp96 billion for the years ended December 31, 2012 and 2011, respectively (Note 27).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

36.  POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes

The defined contribution post retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years on the time of retirement. The Company’s contribution amounted to Rp18 billion and Rp19 billion for the years ended December 31, 2012 and 2011, respectively.

The following table presents the change in the projected post-retirement health care benefits obligation, change post-retirement health care benefits in plan assets, funded status of the post-retirement health care benefits plan and net amount recognized in the Company’s consolidated statements of financial position as of December 31, 2012 and 2011:

	2012	2011
Change in projected post-retirement health care benefits obligation
Projected post-retirement health care benefits obligation at beginning of year	10,547	8,741
Service costs	56	43
Interest costs	755	818
Actuarial losses	2,074	1,208
Expected post-retirement health care benefits paid	(270)	(263)
Projected post-retirement health care benefits obligation at end of year	13,162	10,547
Change post-retirement health care benefits in plan assets
Fair value of plan assets at beginning of year	8,986	8,005
Expected return on plan assets	720	662
Employer’s contributions	300	361
Actuarial gains	177	222
Expected post-retirement health care paid	(270)	(264)
Fair value of plan assets at end of year	9,913	8,986
Funded status	(3,249)	(1,561)
Unrecognized net actuarial losses	2,570	673
Post-retirement health care benefits costs provisions	(679)	(888)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

36.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

As of December 31, 2012 and 2011, plan assets mainly consisted of:

	2012	2011
Mutual funds	81.00%	84.64%
Time deposits	10.72%	8.38%
Equity securities	7.61%	6.79%
Others	0.67%	0.19%
Total assets	100.00%	100.00%

Yakes plan assets also include Series B shares issued by the Company with fair value totaling Rp35 billion and Rp24 billion representing 0.35% and 0.27% of total plan assets as of December 31, 2012 and 2011, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp896 billion and Rp884 billion for the years ended December 31, 2012 and 2011, respectively. The Company expects to contribute Rp300 billion to its post-retirement health care plan during 2013.

The components of net periodic post-retirement health care benefits cost are as follows:

	2012	2011
Service costs	56	43
Interest costs	755	818
Expected return on plan assets	(720)	(662)
Net periodic post-retirement benefits costs	91	199
Amounts charged to subsidiaries under contractual agreements	(1)	(0)
Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	(90)	199

The movements of the projected post-retirement health care benefits costs provisions for the years ended December 31, 2012 and 2011, are as follows:

	2012	2011
Projected post-retirement health care benefits costs provisions at beginning of year	888	1,050
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	90	199
Amounts charged to subsidiaries under contractual agreements	1	0
Employer’s contributions	(300)	(361)
Projected post-retirement health care benefits costs provisions at end of year	679	888

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

36.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2012 and 2011, with reports dated February 28, 2013 and March 7, 2012, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2012 and 2011 are as follows:

	2012	2011
Discount rate	6.25%	7.25%
Expected long-term return on plan assets	7.50%	8.00%
Health care costs trend rate assumed for next year	7%	7%
Ultimate health care costs trend rate	7%	7%
Year that the rate reaches the ultimate trend rate	2013	2012

      1% change in assumed future health care costs trend rates would have the following effects:

	1% point increase	1% point decrease
Service costs and interest costs	342	(256)
Accumulated post-retirement health care benefits obligation	2,615	(2,085)

Historical information:

	2012	2011	2010	2009	2008
Present value of funded defined benefit obligation	(13,162)	(10,547)	(8,741)	(7,166)	(5,855)
Fair value of plan assets	9,913	8,986	8,005	6,022	4,018
Deficit in the plan	(3,249)	(1,561)	(736)	(1,144)	(1,837)
Experience adjustments arising on plan liabilities	74	(64)	(231)	(722)	(479)
Experience adjustments arising on plan assets	(177)	(222)	(691)	(756)	579

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company and subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions.

a.       Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and transactions/accounts with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
The Government: Minister of Finance	Majority stockholder	Finance costs and investment on financial instruments
State-owned enterprises	Entity under common control	Operation expenses, purchase of property and equipment, construction and installation services, insurance expense, finance costs, finance income, investment on financial instruments
Indosat	Entity under common control

Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost, leased lines revenue, satellite transponders usage revenues, usage of data communication network system expenses and lease revenues

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
PT Sistelindo Mitralintas	Entity under common control	Network revenues
CSM	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
Patrakom	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
PSN	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property and equipment
PT Asuransi Jasa Indonesia(“Jasindo”)	Entity under common control	Insurance of property and equipment
PT Jaminan Sosial Tenaga Kerja (“Jamsostek”)	Entity under common control	Insurance expenses for employees
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Electricity expenses
PT Pos Indonesia	Entity under common control	Cost of SIM cards
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Finance income and finance costs

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS (continued)

        a.     Nature of relationships and transactions/accounts with related parties (continued)

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
Bank Mandiri	Entity under common control	Finance income and finance costs
BRI	Entity under common control	Finance income and finance costs
BTN	Entity under common control	Finance income and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under common control

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of materials and construction services, and utilizes maintenance, and cleaning services and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under common control	Leases of buildings, leases of vehicles, purchase of materials and construction services, utilities maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under common control	Leases of vehicle, printing and distribution of customer bills, collection, fee, and other services fee, distribution of SIM cards and pulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under common control	Leased lines revenues, purchase of property and equipment, installation and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under significant influence	Medical expenses

b.       Transactions with related parties

The following are significant transactions with related parties:

	2012		2011
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Entity under common control
Kisel	2,351	3.05	2,347	3.29
Indosat	1,033	1.34	857	1.20
Lintasarta	85	0.11	93	0.13
Sub total	3,469	4.50	3,297	4.62
Associated companies
Patrakom	80	0.10	67	0.09
CSM	47	0.06	57	0.08
Sub total	127	0.16	124	0.17
Others	30	0.04	28	0.04
Total	3,626	4.70	3,449	4.83

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS (continued)

c.        Transactions with related parties (continued)

	2012		2011
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entity under common control
Indosat	1,004	1.94	814	1.63
Kisel	825	1.59	745	1.49
Kopegtel	817	1.58	956	1.91
PLN	660	1.27	1,243	2.49
Jasindo	370	0.71	401	0.80
Yakes	150	0.29	121	0.24
PT Pos Indonesia	51	0.10	54	0.11
Jamsostek	36	0.07	33	0.07
SPM	25	0.05	91	0.18
Sub total	3,938	7.60	4,458	8.92
Associated companies
PSN	165	0.32	170	0.34
CSM	100	0.19	107	0.21
Patrakom	73	0.14	77	0.15
Sub total	338	0.65	354	0.70
Others (each below Rp30 billion)	34	0.07	47	0.09
Total	4,310	8.32	4,859	9.71

	2012		2011
	Amount	% of total finance income	Amount	% of total finance income
Finance income
Entity under common control State-owned banks	366	61.41	320	58.61

	2012		2011
	Amount	% of total finance costs	Amount	% of total finance costs
Finance costs
Majority stockholder
The Government	82	3.99	143	8.74
Entity under common control State-owned banks	424	20.63	621	37.94
Total	506	24.62	764	46.68

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS (continued)

b.     Transactions with related parties (continued)

	2012		2011
		% of total fixed		% of total fixed
	Amount	assets purchased	Amount	assets purchased
Purchase of property and equipment (Note 10)
Entity under common control
Kopegtel	237	1.60	183	1.25
State-owned enterprises	98	0.66	116	0.79
Others (each below Rp30 billion)	47	0.32	23	0.15
Total	382	2.58	322	2.19

Presented below are balances of accounts with related parties:

		2012		2011
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	8,992	8.07	7,700	7.47
b.	Other current financial assets (Note 4)	1,888	1.69	287	0.27
c.	Trade receivables - net (Note 5)	701	0.63	406	0.39
d.	Advances and prepaid expenses (Note 7)
	Others	18	0.02	27	0.03
e.	Advances and other non-current assets (Note 11)
	Entity under common control
	Bank Mandiri	13	0.01	-	-
	BNI	-	-	92	0.09
	Others	1	-	5	0.00
	Total	14	0.01	97	0.09

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS (continued)

b.     Transactions with related parties (continued)

		2012		2011
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 13)
	Entity under common control
	INTI	197	0.44	66	0.16
	Kopegtel	115	0.26	92	0.22
	Yakes	39	0.09	35	0.08
	Indosat	31	0.07	52	0.12
	State-owned enterprises	3	0.01	41	0.10
	Sub total	385	0.87	286	0.68
	Others (each below Rp30 billion)	47	0.11	141	0.34
	Total	432	0.98	427	1.02
g.	Accrued expenses (Note 14)
	Majority stockholder
	The Government	17	0.04	22	0.05
	Entity under common control
	State-owned banks	72	0.16	50	0.12
	Total	89	0.20	72	0.17
h.	Advances from customers and suppliers
	Majority stockholder
	The Government	64	0.14	151	0.36
i.	Short-term bank loans (Note 16)
	Entity under common control
	BRI	-	-	-	-
	State-owned banks	5	0.01	7	0.02
	Total	5	0.01	7	0.02
j.	Two-step loans (Note 18)
	Majority stockholder
	The Government	1,987	4.48	2,284	5.43
k.	Bonds and notes (Note 19)
	Entity under common control
	Bahana	8	0.02	107	0.25
l.	Long-term bank loans (Note 20)
	Entity under common control
	BRI	4,630	10.43	2,131	5.07
	BNI	2,349	5.29	2,273	5.40
	Bank Mandiri	1,417	3.19	2,110	5.02
	Total	8,396	18.91	6,514	15.49

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties

i.     The Government

       The Company obtained two-step loans from the Government (Note 18).

ii.    Indosat

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already takes into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2012, and can be applied until a new Minutes of Agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006 (Note 40). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

37.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties (continued)

iii.   Others

The Company has entered into agreements with associated companies, namely CSM, Patrakom, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels and leased lines.

      Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 29, 2013.

Koperasi Pegawai Telkomsel (“Kisel”) is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.     Key management personnel remuneration

Key management personnel of the Company are the Boards of Commissioners and Directors as detailed in Note 1b.

The Company and subsidiaries provide honorarium and facilities to support the operational of their Board of Commissioners. The Company and subsidiaries provide short-term employment benefits in the form of salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits is as follows:

	2012		2011
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	252	0.49%	181	0.36%
Board of Commissioners	61	0.12%	57	0.11%

38.  SEGMENT INFORMATION

In 2012, Management decided to change the way to manage the Company's business portfolios from managed by product-based approach to customer centric approach, as part of the Company’s strategy to provide one-stop solution to customers. This was followed by a change in the organizational structure to accommodate decision-making and assessing performance based on the customer centric approach. The change in the way of managing the Company’s business portfolios and the change in the Company's organizational structure led management as the Company's Chief Operation Decision Maker to change the presentation of the Company and subsidiaries’ segment information previously presented in the consolidated financial statements for the year ended December 31, 2011. Accordingly, the segment information  in the consolidated financial statements for the year ended December 31, 2011 has been restated to conform with the presentation of segment information in the consolidated financial statements for the year ended December 31, 2012.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

38.  SEGMENT INFORMATION (continued)

The Company and subsidiaries have four main operating segments, namely personal, home, corporate and others. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. Operating segments that are not monitored separately by Chief Operation Decision Maker are presented as "Others" that provides building management services.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

However, the financing activities and income taxes are not separately monitored and are not allocated to operating segments.

Segment revenues and expenses include transactions between operating  segments and are accounted for at prices that Management believes represent market prices.

				2012
					Total before		Total
	Corporate	Home	Personal	Others	elimination	Elimination	consolidated
Segment results
Revenues
External revenues	15,579	7,360	54,087	117	77,143	-	77,143
Inter-segment revenues	6,468	2,223	2,188	648	11,527	(11,527)	-
Total segment revenues	22,047	9,583	56,275	765	88,670	(11,527)	77,143
Expenses
External expenses	(13,961)	(5,646)	(31,169)	(669)	(51,445)	-	(51,445)
Inter-segment expenses	(4,015)	(2,293)	(5,203)	(16)	(11,527)	11,527	-
Total segment expenses	(17,976)	(7,939)	(36,372)	(685)	(62,972)	11,527	(51,445)
Segment results	4,071	1,644	19,903	80	25,698	-	25,698
Other information
Segment assets	30,458	17,780	67,216	611	116,065	(4,971)	111,094
Long-term investments	254	-	21	-	275	-	275
Total consolidated assets							111,369
Total consolidated liabilities	(17,143)	(11,478)	(20,414)	(327)	(49,362)	4,971	(44,391)
Capital expenditures	(4,375)	(2,083)	(10,664)	(150)	(17,272)	-	(17,272)
Depreciation and amortization expense	(2,079)	(1,168)	(10,940)	(22)	(14,209)	-	(14,209)
Impairment of assets	-	-	(247)	-	(247)	-	(247)
Provision for impairment of receivables and inventory obsolescence	(92)	(505)	(318)	-	(915)	-	(915)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

38.  SEGMENT INFORMATION (continued)

				2011
					Total before		Total
	Corporate	Home	Personal	Others	elimination	Elimination	consolidated
Segment results
Revenues
External revenues	14,279	8,171	48,733	70	71,253	-	71,253
Inter-segment revenues	5,289	1,888	2,180	350	9,707	(9,707)	-
Total segment revenues	19,568	10,059	50,913	420	80,960	(9,707)	71,253
Expenses
External expenses	(12,362)	(6,408)	(29,999)	(526)	(49,295)	-	(49,295)
Inter-segment expenses	(3,297)	(1,914)	(4,680)	184	(9,707)	9,707	-
Total segment expenses	(15,659)	(8,322)	(34,679)	(342)	(59,002)	9,707	(49,295)
Segment results	3,909	1,737	16,234	78	21,958	-	21,958
Other information
Segment assets	26,842	16,893	62,368	390	106,493	(4,465)	102,028
Assets held for sale	-	-	791	-	791	-	791
Long-term investments	214	-	21	-	235	-	235
Total consolidated assets							103,054
Total consolidated liabilities	(14,459)	(10,452)	(21,434)	(193)	(46,538)	4,465	(42,073)
Capital expenditures	(4,390)	(1,529)	(8,684)	(45)	(14,648)	-	(14,648)
Depreciation and amortization expenses	(1,890)	(1,389)	(11,007)	(14)	(14,300)	-	(14,300)
Impairment of assets	-	-	(563)	-	(563)	-	(563)
Provision for impairment of receivables and inventory obsolescence	(255)	(454)	(174)	-	(883)	-	(883)

39.  REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into separate agreements with several investors under RSA to develop fixed lines, public card-phone booths, data and internet network, and related supporting telecommunications facilities.

As of December 31, 2012, the Company has 4 RSA’s with 4 investors. The RSA’s are located in East Java, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 129 to 148 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities and the Company manages and operates the telecommunication facilities upon the completion of the constructions. Repairs and maintenance costs during RSA period will be borne jointly by the Company and investors. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of RSA period, the investors will transfer the ownership of the telecommunication facilities to the Company at a nominal price.

Generally, the revenues earned in the form of line installation charges, outgoing telephone pulses and monthly subscription charges are shared between the the Company and investors based on certain agreed amount and/or ratio.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

40.  TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated on the Decree of Minister of Communication and Information (“MoCI”) No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 concerning “Procedure for Tariff Determination for Basic Telephony Service which Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services which is connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding  “Mechanism to Determine Tariff of Telecommunication Services which Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Minister Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services which connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

with the following structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

c.        Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnection tariffs effective from January 1, 2011 for cellular mobile network, satellite mobile network, and fixed local network and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

40.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

c.       Interconnection tariffs (continued)

Based on Director General of Post and Informatics Decree No. 201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011, ITRB approved the Company’s revision of Reference Interconnection Offer (“RIO”) regarding the  interconnection tariff.

ITRB, in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for interconnection SMS tariff from Sender Keep All (“SKA”) basis into cost basis (Non-SKA) effective from June 1, 2012, for all telecommunication provider operators.

d.      Network lease tariff

Through the MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.       Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.       Capital expenditures

As of December 31, 2012, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment, and cable network are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	-	6,678
U.S. Dollars	380	3,674
Euro	0.2	3
SGD	0.1	0
Total		10,355

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.    SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.       Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and Sansaine Huawei Consortium	May 27, 2009 June 15, 2009

Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch-3

Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch-1

The Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2
The Company and Sansaine Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV
The Company and PT ZTE Indonesia	September 4, 2009	Procurement and installation agreement for Modernization MSAN Softswitch Divre VI and Divre VII
The Company and Tekken - DMT Consortium	September 15, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan
The Company and Sansaine Huawei Sansaine Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)
The Company and PT ZTE Indonesia	October 6, 2010	Procurement and installation agreement for Gigabit Capable Passive Optical Network (G-PON)
The Company and PT Lintas Teknologi Indonesia	June 8, 2011	Procurement and installation agreement for DWDM Alcatel-Lucent (ALU)
The Company and G-Pas Consortium	June 14, 2011	Procurement and installation agreement for Outside Plant Fiber Optic (OSP-FO) Access & RMJ GPAS
The Company and Mandiri Maju Consortium	June 14, 2011	Procurement and installation agreement for Outside Plant Fiber Optic (OSP-FO) Access & RMJ
The Company and PT Datacomm Diangraha	June 30, 2011	Procurement and installation agreement for Expansion of Metro Ethernet ALU
The Company and PT Bina Nusantara Perkasa	December 9, 2011	Procurement and installation agreement for “Sistem Komuniksai Kabel Laut” (“SKKL”) Sumatera - Bangka (SBCS) and SKKL Tarakan - Tanjung Selor (TSCS)
The Company and PT Ketrosden Triasmitra	March 6, 2012	Procurement agreement for 2 Fiber Pairs (4 Core) SKKL Jakarta - Bangka - Batam -Singapore and Batam - Bintan with IRU Pattern

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.     Capital expenditures (continued)

(i)        The Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and PT Ketrosden Triasmitra-PT Nautic Maritime Salvage	August 30, 2012	Procurement and installation agreement for SKKL Luwuk-Tutuyan Cable System (LTCS)
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method

(ii)      Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, and Nokia Siemens Network GmbH & Co. KG	April 17, 2008*	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008*	Technical Service Agreement (TSA) for Combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009*	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Trikomsel OKE and PT Mitra Telekomunikasi Selular (“MTS”)	July 2009**	Purchase of iPhone products and provision of cellular network service
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Datacraft Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support

*

Based on PT Nokia Siemens Network letters in July and September 2012, NSN agreed on a new extension up to December 31, 2012 (Note 47). Based on PT Ericsson Indonesia letter dated October 1, 2012, PT Ericsson Indonesia and Ericsson AB agreed to apply price adjustment to hardware, software and service purchased by Telkomsel up to December 31, 2012. Subsequently, in December 2012, EI and Ericsson AB agreed to extend the period until March 2, 2013.

**	Note 41C.IV.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.     Capital expenditures (continued)

(ii)      Telkomsel (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	Februari 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, PT Nokia Siemens Networks and Nokia Siemens Networks Oy	January 27, 2011	Soft HLR Rollout agreement
Telkomsel and PT Nokia Siemens Network	January 27, 2011	Soft HLR Technical Support Agreement
Telkomsel and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and Nokia Siemens Networks Oy and Huawei Investment	July 11, 2011	Procurement agreement for equipment
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout of Operation Support System ("OSS")
Telkomsel and Huawei International Pte. Ltd and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support

(iii)  GSD

Contracting parties	Date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Landmark Tower Building development project

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.     Capital expenditures (continued)

(iv)      Dayamitra

Contracting parties	Date of agreement	Significant provisions of the agreement
Dayamitra and PT Aksara Indah	December 11, 2012	Telecommunication tower development agreement
Dayamitra and PT Citramas Heavy Industries	October 8, 2012	Telecommunication tower procurement agreement
Dayamitra and PT Bukaka Teknik Utama	February 17, 2012	Telecommunication tower procurement agreement

b.     Borrowings and other credit facilities

(i)         As of December 31, 2012, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various project of the Company, as follows:

				Facility utilized
	Total			Original currency	Rupiah
Lenders	facility	Maturity	Currency	(in millions)	equivalent
BRI	250	March 14, 2014	Rp	-	173
			US$	0.03	1
BNI	250	March 31, 2013	Rp	-	98
			US$	0.26	3
Bank Mandiri	150	December 23, 2013	Rp	-	46
			US$	0.02	-
Total	650				321

(ii)        Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2013. Under these facilities, as of December 31, 2012, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$2.1 million) for a 3G performance bond (Note 41c.i). The bank guarantee is valid until April 7, 2013.

(iii)       TII has a US$15 million bank guarantee from Bank Mandiri. The facility expires on December 18, 2013. Under this facility, as of December 31, 2012, TII has issued a bank guarantee of Rp96.3 billion (equivalent to US$10 million) for mobile spectrum license performance bond in Timor Leste.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.        Others

(i)       3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.       Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license in 2019. Annual BHP fee for 2011 based on notification letter from the DGPI amounted to Rp495 billion. Such fee amount for each year varies depending on certain variables set in the formula.

2.       Provide roaming access for the existing other  3G operators.

3.       Contribute to USO development.

4.       Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.       Issue a performance bond each year amounting to Rp 20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)     Palapa Ring Consortium

On November 22, 2011, based on the letter No. 01/PR-MC/IV/2011 of management of Palapa Ring Consortium, the Palapa Ring Consortium agreement was terminated. Subsequently, based on the letter No. 02/PR-MC/IV/2011 dated December 28, 2011, the escrow account has been closed and the escrow account balance amounting to US$4.6 million has been returned to the Company.

(iii)    Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees with a bandwidth of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the Decree above, on December 15, 2010, in a Decision Letter No. 456A/KEP/M.KOMINFO/12/2010, the MoCI determined that the first year (Y1), 2010, for annual frequency usage fee of Telkomsel with licenses in bandwidth of 900 MHz and 1800 MHz was Rp716 billion which was paid on December 30, 2010.

Based on the same Decision Letter above and Decision Letter No. 5039/T/DJPT.4/KOMINFO/12/2010 dated December 16, 2010, the MoCI determined that the first year (Y1), 2010, for annual frequency usage fee of the Company with licenses in bandwidth of 800 MHz was Rp52 billion which was paid on December 27, 2010.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.     Others (continued)

(iii)  Radio Frequency Usage (continued)

Subsequently, based on Decision Letter No. 590/KEP/M.KOMINFO/11/2011 dated November 14, 2011, the Company and Telkomsel were determined to have over paid the fees for Rp31 billion and Rp117 billion, respectively, which will be treated as a prepayment of annual frequency usage fee in the second year.

Based on  Decision Letter No. 349/KEP/M.KOMINFO/08/2011 and No. 350/KEP/M.KOMINFO/08/2011  dated August 8, 2011, the MoCI determined that the second year (Y2), 2011, for annual frequency usage fees of the Company and Telkomsel were Rp142 billion and Rp1,834 billion, respectively.  The fees were paid in December 2011, net of the prepayment.

Based on  Decision Letter No. 495 dated August 29, 2012 and No. 491 dated August 29, 2012, the MoCI determined that the third year (Y3), 2012, for annual frequency usage fees of the Company and Telkomsel were Rp174 billion and Rp1,718 billion, respectively. The fees were paid on December 15, 2012.

Prior to issuance of the Decree above, in accordance with the prevailing laws and telecommunications regulations, the operators were obliged to register their radio stations with the DGPI to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 41c.i). The frequency usage fees were payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPI. The fee was determined based on the number of registered carriers (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations with a fee ranging from Rp0.07 million to Rp17.55 million for each TX and from Rp3.4 million to Rp15.9 million for each TRX (Note 7).

(iv)  Apple, Inc

On January 9 and July 16, 2009, Telkomsel entered into agreements with Apple, Inc for the purchase of iPhone products, marketing it to customers using third parties  (PT Trikomsel OKE and PT Mitra Telekomunikasi Selular) and providing cellular network services over a 3 years term. Subsequently, on July 16, 2012, Telkomsel replaced them with a new agreement. Cumulative minimum iPhone units to be purchased up to June 2015 are at least 500,000 units.

(v)     Future Minimum Lease Payments of Operating Lease

The Company and subsidiaries entered the non-cancelable leased agreements with both third and related parties. The leased agreements consists of leased line, telecommunication equipment and land and building with term ranging from 1 until 10 years and with expiry dates between 2013 to 2022.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.       Others (continued)

(v)     Future Minimum Lease Payments of Operating Lease (continued)

Future minimum lease payments for operating lease agreements as of December 31, 2012 are as follows:

	Total	Less than 1 year	1-5years	More than 5 years
As lessee	13,829	2,017	6,617	5,195
As lessor	5,602	1,863	3,207	532

(vi)  USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed into Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.       Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua, and Irian Jaya Barat.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.     Others (continued)

(vi)   USO (continued)

b.       Telkomsel

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz - 2400 MHz.

Subsequently, in 2010 and 2011, the agreements were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly. The revenue under the USO program is Rp237 billion and Rp370 billion in 2012 and 2011, respectively.

In January 2010, the Ministry granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

On January 5, 2012 and January 9, 2012, Telkomsel (on behalf of Konsorsium Telkomsel) entered into agreements with BPPPTI for providing of the USO programs Desa Pinter and in the border areas, respectively.

The agreements contain among other things the following provisions:

•          Telkomsel and Konsorsium (“the Parties”) will receive advances representing 15% of the total contract price. Prior to payment of the advances, the Parties should issue bank guarantee with at least the same amount.

•          The Parties are required to :

-      Issue performance bonds representing 5% of total contract price; and

-      Provide end-to-end telecommunication access and services within approximately 60 months which are divided into pre-operating and operating phases.

•           The Parties will receive progress payments from BPPPTI based on performance evaluation on a monthly or quarterly basis.

Dayamitra, through Telkomsel, has received the advance from BPPPTI for the USO Program in border areas amounting to Rp113 billion (net of tax). The bank guarantees for the advance and performance bonds were issued by Dayamitra. Part of the advance amounting to Rp28 billion was recorded as part of other current assets and the remainder was recorded as part of other non-current assets.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.     Others (continued)

(vi)   USO (continued)

b.      Telkomsel (continued)

Telkomsel has received the advance from BPPPTI for the USO Program of Desa Pinter amounting to Rp36 billion (net of tax). Telkomsel had issued bank guarantees with a total amount of Rp52 billion for the advance and as performance bonds.

Part of the advances received from BPPPTI from the USO Program in border areas and Desa Pinter totaling Rp37 billion was recorded as part of accounts payable.

On December 31, 2012, the Company’s and Telkomsel’s trade receivables of the USO programs which are measured at amortized cost using the effective interest method is amounting to Rp533 billion (Notes 5 and 11).

42.  CONTINGENCIES

a.      In the ordinary course of business, the Company and subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and subsidiaries have recognized provision for losses amounting to Rp53 billion as of December 31, 2012.

b     The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amount of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel have filed an appeal with the Bandung District Court and South Jakarta District Court, on July 14, 2008 and July 11, 2008, respectively.

Due to the filling of case by operators in various courts, subsequently, the KPPU requested the SC to consolidate the cases into Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, there has not received any notification from the court.

c.    Pursuant to the dispute between Telkomsel and PT Prima, a distributor of Telkomsel of pulse reload vouchers under a distribution agreement by both parties, based on its verdict on September 14, 2012, the Central Jakarta District Court accepted a bankruptcy petition against Telkomsel filed by PT Prima.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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42.  CONTINGENCIES (continued)

c.        (continued)

The bankruptcy petition was filed by PT Prima on the basis of:

•        PT Prima’s claim on overdue receivables from Telkomsel amounting to Rp5.26 billion which represent undelivered pulse reload vouchers based on orders covered by purchase orders

•        Receivable of other company from Telkomsel

Telkomsel argued that the payable to the other company has been paid and PT Prima has no right to claim receivable from Telkomsel, considering that PT Prima has not made any payment to Telkomsel on its orders and it has breached the terms and conditions as stipulated in the above-mentioned agreement. Therefore, the requirement for a bankruptcy petition should not have been met.

Accordingly, Telkomsel has taken necessary actions to resolve the case including filing an appeal to the Supreme Court (“SC”) on September 21, 2012.

On November 21, 2012, within the SC’s verdict No. 704 K/Pdt.Sus/2012, SC decided to:

•         Approve the Telkomsel’s appeals

•         Revoke the Central Jakarta District Court’s verdict

As of the issuance date of consolidation financial statement, the case is still in a Judicial Review (“Peninjauan Kembali” or “PK”) process in the SC since PT Prima filed a PK on the SC’s verdict (Note 47 g).

The Company and subsidiaries do not believe that any subsequent investigation or court decision on the above matters and cases will have significant financial impact to the Company and subsidiaries.

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

        Assets and liabilities denominated in foreign currencies balances are as follows:

	2012
	U.S. Dollars	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	412.69	1.33	6.38	4,042
Other current financial assets	7.17	-	-	69
Trade receivables
Related parties	9.03	-	-	87
Third parties	74.89	-	0.44	727
Other receivables	1.20	-	0.06	12
Advances and other non-current assets	9.89	-	-	95
Total assets	514.87	1.33	6.88	5,032
Liabilities
Trade payables
Related parties	(1.49)	-	-	(14)
Third parties	(320.34)	-	(2.41)	(3,120)
Other payables	(0.92)	-	(0.13)	(10)
Accrued expenses	(75.07)	(32.87)	(3.00)	(759)
Short-term bank loans	(0.42)	-	-	(4)
Advances from customers and suppliers	(0.80)	-	(0.20)	(10)
Current maturities of long-term liabilities	(30.75)	(767.90)	-	(383)
Promissory notes	(68.62)	-	-	(661)
Long-term liabilities - net of current maturities	(112.84)	(8,446.87)	-	(2,035)
Total liabilities	(611.25)	(9,247.64)	(5.74)	(6,996)
Liabilities - net	(96.38)	(9,246.31)	1.14	(1,964)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rates prevailing at end of the reporting period.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2011
	U.S. Dollars	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	139.03	1.18	8.81	1,340
Other current financial assets	6.50	-	-	58
Trade receivables
Related parties	4.73	-	-	43
Third parties	88.55	-	0.06	803
Other receivables	24.99	-	0.06	227
Advances and other non-current assets	10.20	-	-	93
Total assets	274.00	1.18	8.93	2,564
Liabilities
Trade payables
Related parties	(0.41)	-	-	(4)
Third parties	(427.73)	(0.51)	(1.35)	(3,891)
Other payables	(0.52)	-	-	(5)
Accrued expenses	(54.84)	(35.61)	(2.53)	(524)
Advances from customers and suppliers	(0.86)	-	-	(8)
Current maturities of long-term liabilities	(66.61)	(767.90)	-	(694)
Promissory notes	(74.75)	-	-	(679)
Long-term liabilities - net of current maturities	(140.99)	(9,214.77)	-	(2,357)
Total liabilities	(766.71)	(10,018.79)	(3.88)	(8,162)
Liabilities - net	(492.71)	(10,017.61)	5.05	(5,598)

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rates prevailing at end of the reporting period.

The Company and subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

If the Company and subsidiaries report monetary assets and liabilities in foreign currencies as of December 31, 2012 using the exchange rates on February 28, 2012, the unrealized foreign exchange gain will increase by Rp73 billion.

44.  FINANCIAL RISK MANAGEMENT

1.       Financial risk management

The Company and subsidiaries activities expose them to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management program is intended for minimizing lossess on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates  and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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44.  FINANCIAL RISK MANAGEMENT (continued)

1.       Financial risk management (continued)

Financial risk management is carried out by the Treasury Management unit under policies approved by the Board of Directors. The Treasury Management unit identifies, evaluates and hedges financial risks.

a.       Foreign exchange risk

The Company and subsidiaries are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S.  Dollars and Japanese Yen. The Company and subsidiaries exposure to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Company and subsidiaries are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The following table presents the Company and subsidiaries’  financial assets and financial liabilities exposure to foreign currency risk:

	2012		2011
	U.S. Dollars	Japanese Yen	U.S. Dollars	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.51	0.00	0.28	0.00
Financial liabilities	(0.61)	(9.25)	(0.77)	(10.02)
Net exposure	(0.10)	(9.25)	(0.49)	(10.02)

Sensitivity analysis

A strengthening of the U.S.  Dollars and Japanese Yen, as indicated below, against the Rupiah at December 31, 2012 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company and subsidiaries considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2012
U.S. Dollars (1% strengthening)	(10)
Japanese Yen (5% strengthening)	(52)

A weakening of the U.S.  Dollars and Japanese Yen against the Rupiah at December 31, 2012 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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44.  FINANCIAL RISK MANAGEMENT (continued)

1.       Financial risk management (continued)

b.        Market price risk

The Company and subsidiaries are exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Company and subsidiaries’  available-for-sale investments are monitored periodically, together with a regular assesment of their relevance to the Company and subsidiaries’  long-term strategic plans.

As of December 31, 2012, management considered the price risk for its available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.        Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and subsidiaries to interest rate risk (Notes 16, 17, 18, 19 and  20). To measure market risk pertaining to fluctuations in interest rates, the Company and subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Company and subsidiaries’ interest-bearing borrowings was as follows:

	2012	2011
Fixed rate borrowings	(7,025)	(5,409)
Variable rate borrowings	(12,250)	(12,462)

Sensitivity analysis for variable rate borrowings

At December 31, 2012, a change of 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp31 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.       Financial risk management (continued)

d.       Credit risk

The following table presents the maximum exposure to credit risk of the Company and subsidiaries’ financial assets:

	2012	2011
Cash and cash equivalent	13,118	9,634
Other current financial assets	4,338	373
Trade and other receivables, net	5,409	5,250
Long-term investments	21	21
Advances and other non-current assets	614	218
Total	23,500	15,496

The Company and subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection of trade and other receivables.

Trade and other receivables do not include any major concentration of credit risk by customer. Each of the top three customers account for less than 1% of the trade receivables as at December 31, 2012.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Company and subsidiaries have provided sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.        Liquidity risk

Liquidity risk arises in situations where the Company and subsidiaries have difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to meet  the Company and subsidiaries’ financial obligations. The Company and subsidiaries continuously perform an analysis to monitor financial position ratios, among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

The following is the maturity profile of the Company and subsidiaries’ financial liabilities:

	Carrying amount	Contractual cash flows	2013	2014	2015	2016	2017 and thereafter
December 31, 2012
Trade and other payables	7,456	(7,456)	(7,456)	-	-	-	-
Accrued expenses	6,163	(6,163)	(6,163)	-	-	-	-
Loan and other borrowing
Bank loans	11,295	(12,585)	(5,118)	(3,869)	(2,518)	(602)	(478)
Obligations under finance leases	2,324	(3,172)	(652)	(548)	(398)	(354)	(1,220)
Two-step loans	1,987	(2,462)	(283)	(277)	(270)	(263)	(1,369)
Bonds and notes	3,669	(5,462)	(757)	(505)	(1,287)	(203)	(2,710)
Total	32,894	(37,300)	(20,429)	(5,199)	(4,473)	(1,422)	(5,777)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.       Financial risk management (continued)

e.        Liquidity risk (continued)

	Carrying amount	Contractual cashflows	2012	2013	2014	2015	2016 and thereafter
December 31, 2011
Trade and other payables	8,355	(8,355)	(8,355)	-	-
Accrued expenses	4,790	(4,790)	(4,790)	-	-
Loan and other borrowing
Bank loans	11,291	(12,763)	(4,852)	(3,854)	(2,468)	(1,156)	(433)
Obligations under finance leases	510	(642)	(259)	(179)	(110)	(33)	(61)
Two-step loans	2,284	(2,866)	(374)	(286)	(279)	(272)	(1,655)
Bonds and notes	3,786	(5,895)	(708)	(608)	(407)	(1,258)	(2,914)
Total	31,016	(35,311)	(19,338)	(4,927)	(3,264)	(2,719)	(5,063)

The difference of carrying amount and contractual cash flows is interest value.

2.       Fair value of financial assets and financial liabilities

a.       Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing parties in an arms-length transaction.

The Company and subsidiaries determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)      The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, dividend payables, accrued expenses, advance from customers and suppliers and short-term bank loans) are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)    Available-for-sale financial assets are primarily comprised of shares, mutual funds and Corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iii)   The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Company and subsidiaries for similar liabilities  of comparable maturities by the bankers of the Company and subsidiaries, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.    Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Company and subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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44.  FINANCIAL RISK MANAGEMENT (continued)

2.       Fair value of financial assets and financial liabilities  (continued)

b.       Classification and fair value

The following table presents the carrying value and estimated fair values of the Company and subsidiaries' financial assets and liabilities based on their classifications:

			December 31, 2012
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	13,118	-	-	13,118	13,118
Other current financial assets	-	4,028	310	-	4,338	4,338
Trade and other receivables, net	-	5,409	-	-	5,409	5,409
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	614	-	-	614	614
Total financial assets	-	23,169	331	-	23,500	23,500
Trade and other payables	-	-	-	(7,456)	(7,456)	(7,456)
Accrued expenses	-	-	-	(6,163)	(6,163)	(6,163)
Loans and other borrowings
Short-term bank loans	-	-	-	(37)	(37)	(37)
Obligations under finance leases	-	-	-	(2,324)	(2,324)	(2,324)
Two-step loans	-	-	-	(1,987)	(1,987)	(2,075)
Bonds and notes	-	-	-	(3,669)	(3,669)	(4,022)
Long-term bank loans	-	-	-	(11,258)	(11,258)	(11,346)
Total financial liabilities	-	-	-	(32,894)	32,894)	33,423)

			December 31, 2011
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	9,634	-	-	9,634	9,634
Other current financial assets	-	12	361	-	373	373
Trade and other receivables, net	-	5,250	-	-	5,250	5,250
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	218	-	-	218	218
Total financial assets	-	15,114	382	-	15,496	15,496
Trade and other payables	-	-	-	(8,355)	(8,355)	(8,355)
Accrued expenses	-	-	-	(4,790)	(4,790)	(4,790)
Loans and other borrowings
Short-term bank loans	-	-	-	(100)	(100)	(100)
Obligations under finance leases	-	-	-	(510)	(510)	(510)
Two-step loans	-	-	-	(2,284)	(2,284)	(2,357)
Bonds and notes	-	-	-	(3,786)	(3,786)	(3,974)
Long-term bank loans	-	-	-	(11,191)	(11,191)	(11,325)
Total financial liabilities	-	-	-	(31,016)	(31,016)	(31,411)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

44.    FINANCIAL RISK MANAGEMENT (continued)

2         Fair value of financial assets and financial liabilities  (continued)

c.       Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt-based securities where the Net Asset Value (“NAV”) per share of the investments information is not published as explained below:

	December 31, 2012
		Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets or liabilities	Significant other observable inputs	Significant unobservable inputs

	Balance	(level 1)	(level 2)	(level 3)
Financial assets
Available-for-sale securities	310	52	210	48

	December 31, 2011
		Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets or liabilities	Significant other observable inputs	Significant unobservable inputs

	Balance	(level 1)	(level 2)	(level 3)
Financial assets
Available-for-sale securities	361	46	251	64

Available-for-sale financial assets are primarily comprised of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.       Fair value of financial assets and financial liabilities (continued)

c.        Fair value hierarchy (continued)

Reconciliations of the beginning and ending balance for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2012 are as follows:

	2012	2011
Mutual funds
Balance at January 1	64	58
Purchase	8	16
Included in consolidated statement of comprehensive income
Realized loss-recognized in profit or loss	(1)	(0)
Unrealized loss-recognized in other comprehensive income	(2)	(2)
Redemption	(21)	(8)
Balance December 31	48	64

45.  CAPITAL MANAGEMENT

The capital structure of the Company and its subsidiaries is as follows:

	2012		2011
	Amount	Portion	Amount	Portion
Short-term debts	37	0.05%	100	0.15%
Long-term debts	19,238	27.17%	17,771	27.18%
Total debts	19,275	27.22%	17,871	27.33%
Equity attributable to owners	51,541	72.78%	47,510	72.67%
Total	70,816	100.00%	65,381	100.00%

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stockholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Company conducts debt valuation to assess possibilities of refinancing existing debts with the new ones which have more efficient cost that will lead to more optimized cost-of-debt.  In case of rich idle cash coupled with limited investment opportunities, the Company will consider buying back its stocks or paying dividend to its stockholders.

In addition to complying with loan covenants, the Company also maintains its capital structure at the level it believes will not risk its credit rating and that is comparable with its competitors.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

45.  CAPITAL MANAGEMENT (continued)

Debt to equity ratio (comparing net interest-bearing-debt to total equity) is a ratio which is monitored by management to evaluate the Company’s capital structure and review the effectiveness of the Company’s debts. The Company monitors its debt levels to ensure the debt to equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratios are comparable or better than other regional area entities in the telecommunications industry.

The Company’s debt to equity ratio as of December 31, 2012 and December 31, 2011 is as follows:

	2012	2011
Total interest bearing debts	19,275	17,871
Less: Cash and cash equivalents	(13,118)	(9,634)
Net debts	6,157	8,237
Total equity attributable to owners	51,541	47,510
Net debt to equity ratio	11.95%	17.34%

As stated in Notes 18, 19, 20, the Company is required to maintain a certain debt to equity ratio and debt service coverage ratio by the lenders. During the years ended December 31, 2012 and 2011, the Company has complied with the externally imposed capital requirements.

46.  SUPPLEMENTAL CASH FLOWS INFORMATION

Certain investing and financing transactions do not require the use of cash and cash equivalents (non-cash investing and financing activities) although they affect the capital and asset structure of the Company and subsidiaries. The non-cash investing and financing activities for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Acquisition of property and equipment through
Trade payables	4,627	4,900
Obligation under finance leases	2,588	80
Non-monetary exchange	1,686	1,226
Acquisition of data center business	150	-
Undrawn borrowing facilities	-	6,698
Reclassification of property and equipment to asset held for sale	-	791

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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47.  SUBSEQUENT EVENTS

a.      On January 7, 2013, pursuant to the expiry of the agreement for procurement of core equipment and related services with NSN, NSN agreed on the extension period of price adjustment by applying final price to any hardware, software and service of the New Solution purchased by Telkomsel (Note 41a.ii), from January 1, 2013 until the earlier of:

(i)         the date that NSN enters into the New CS Core System Rollout Agreement (“ROA”) and/or TSA which supersedes the Existing CS Core Agreements with Telkomsel; and

(ii)       January 31, 2013.

b.      On January 8, 2013, based on notarial deed No. 02 dated January 8, 2013 of Utiek R. Abdurachman, S.H., MLI., MKn., which was approved by the MoJHR through its Letter No. AHU-03276.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra Media (“MM”), with 99.83% ownership. MM will engage in providing trade, construction, advertising and other services

c.        On January 8, 2013, based on notarial deed No. 03 dated January 8, 2013 of Utiek R. Abdurachman, SH., MLI., MKn., which was approved by the MoJHR through its Letter No. AHU-03261.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra TV (“Metra TV”), with 99.83% ownership. Metra TV will engage in providing subscription broadcasting services

d.      On January 9, 2013, based on the Circular Resolution of the Stockholders of TII dated January 9, 2013, as covered by notarial deed No. 04 dated February 6, 2013 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary, Telekomunikasi Indonesia Internasional Australia Pty. Ltd. (“Telkom Australia”). Telkom Australia will engage in providing telecommunication services and IT-based services.

e.       On January 17, 2013, Sigma signed a share sale and transfer and loan assignment agreement with Landeskreditbank Baden-Wuttemberg-Forderbank (“L-Bank”), and Step Stuttgarter Engineering Park Gmbh. (“STEP”) as PT German Center Indonesia’s (“GCI”) stockholders. Based on that agreement, Sigma agreed to buy all the shares of GCI owned by L-Bank and STEP and take over L-Bank’s stockholders’ loan at a purchasing price of US$17.8 million (equivalent to Rp170 billion). The closing of this transaction will be on April 1, 2013 subject to change with the written consent of all parties.

f.       On January 22, 2013, based on notarial deed No. 28 dated January 22, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoJHR through its Letter No. AHU-03084.AH.01.01/2013 dated January 28, 2013, Metra established a subsidiary, PT Metra Digital Media (“MDM”), with 99.83% ownership. MDM will engage in providing telecommunication information and other services.

g.       Dispute between Telkomsel and PT Prima Jaya Informatika (“PT Prima”)

Pursuant to the dispute between Telkomsel and PT Prima, on January 31, 2013, Telkomsel was notified by Central Jakarta District Court (“Court”) that on January 29, 2013, PT Prima filed a PK to the SC on the SC’s verdict dated November 21, 2012. Based on the verdict, the SC revoked a decision of the Court which accepted the bankruptcy petition (Note 42c).

Telkomsel believes that the SC has made a proper decision, accordingly, it filed a Contra-Memorandum to the SC on February 7, 2013.

As of the issuance date of the consolidated financial statements, the PK is still in process. The SC’s decision on this PK is expected to be made in March 2013.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

47.  SUBSEQUENT EVENTS (continued)

g.       Dispute between Telkomsel and PT Prima Jaya Informatika (“PT Prima”) (continued)

On January 31, 2013, the Court decided that a curator fee amounted to Rp147 billion shall be borne by Telkomsel. Telkomsel refuses to pay such fee, accordingly, through its letter dated February 12, 2013, Telkomsel requested the SC amongst other things, to revoke the Court’s decision due to the decision is not based on applicable guidelines as stipulated by the Decree of Ministry of Law and Human Rights No. 01 Tahun 2013 dated January 11, 2013. Telkomsel also plans to file a PK on such decision to the SC.

h.       Additional 3G License

In accordance with an announcement of MoCI No. 19/PIH/KOMINFO/2/2013  dated February 25, 2013, Telkomsel is selected as one of the companies that to be granted to an additional 3G license with radio frequency bandwidth in the 2.1 GHz.

48.  ACCOUNTS RECLASSIFICATION

Certain accounts in the 2011 consolidated financial statements  have  been reclassified to conform with the presentation of accounts in the 2012 consolidated financial statements. The details of significant accounts reclassifications are as follows:

	Before		After
	reclassification	Reclassification	reclassification
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION december 31, 2011
Assets
CURRENT ASSETS
Trade receivables - net of provision for impairment of receivables
Related parties	932	(526)	406
Third parties	3,983	526	4,509
LIABILITIES
CURRENT LIABILITIES
Trade payables
Related parties	838	(411)	427
Third parties	7,479	411	7,890
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION JANUARY 1, 2011
Assets
CURRENT ASSETS
Trade receivables - net of provision for impairment of receivables
Related parties	780	(372)	408
Third parties	3,564	372	3,936
LIABILITIES
CURRENT LIABILITIES
Trade payables
Related parties	1,154	(400)	754
Third parties	6,357	400	6,757

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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49.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK  AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2012  and consolidated statements of comprehensive income for the year ended December 31, 2012, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	13,118	-	13,118
Other current financial assets	4,338	-	4,338
Trade receivables – net of provision for impairment of receivables
Related parties	701	683	1,384
Third parties	4,522	(683)	3,839
Other receivables – net of provision for impairment of receivables	186	-	186
Inventories – net of provision for obsolescence	579	-	579
Advances and prepaid expenses	3,721	-	3,721
Claims for tax refund	436	-	436
Prepaid taxes	372	-	372
Total Current Assets	27,973	-	27,973
NON-CURRENT ASSETS
Long - term investments	275	-	275
Property and equipment – net of accumulated depreciation	77,047	(139)	76,908
Prepaid pension benefit costs	1,032	(1,032)	-
Advances and other non-current assets	3,510	-	3,510
Intangible assets – net of accumulated amortization	1,443	-	1,443
Deferred tax assets - net	89	13	102
Total Non-current Assets	83,396	(1,158)	82,238
TOTAL ASSETS	111,369	(1,158)	110,211
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	432	609	1,041
Third parties	6,848	(609)	6,239
Other payables	176	-	176
Taxes payables	1,844	-	1,844
Accrued expenses	6,163	-	6,163
Unearned income	2,729	-	2,729
Advances from customers and suppliers	257	-	257
Short-term bank loans	37	-	37
Current maturities of long-term liabilities	5,621	-	5,621
Total Current Liabilities	24,107	-	24,107

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

49.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK  AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,059	(574)	2,485
Other liabilities	334	-	334
Long service awards provisions	347	-	347
Post-retirement health care benefits provisions	679	2,570	3,249
Retirement benefits obligation and other post-retirement benefits	2,248	1,809	4,057
Long - term liabilities- net of current maturities
Obligations under finance leases	1,814	-	1,814
Two - step loans	1,791	-	1,791
Bonds and notes	3,229	-	3,229
Bank loans	6,783	-	6,783
Total Non-current Liabilities	20,284	3,805	24,089
TOTAL LIABILITIES	44,391	3,805	48,196
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	1,073	-	1,073
Treasury stock	(8,067)	-	(8,067)
Difference in value arising from restructuring transactions and other transactions between entities under common control	478	(478)	-
Effect of change in equity of associated companies	386	(386)	-
Unrealized holding gain from available-for-sale securities	42	(42)	-
Translation adjustment	271	(271)	-
Difference due to acquisition of non-controlling interest in subsidiaries	(508)	508	-
Other reserves	49	33	82
Retained earnings	52,777	(4,205)	48,572
Total equity attributable to owners of the parent	51,541	(4,841)	46,700
Non-controlling interest	15,437	(122)	15,315
TOTAL EQUITY	66,978	(4,963)	62,015
TOTAL LIABILITIES AND EQUITY	111,369	(1,158)	110,211

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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49.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK  AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)(continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	77,143	(16)	77,127
Operations, maintenance and telecommunication services expenses	(16,803)	7	(16,796)
Depreciation and amortization expenses	(14,456)	(18)	(14,474)
Personnel expenses	(9,786)	91	(9,695)
Interconnection expenses	(4,667)	-	(4,667)
Marketing expenses	(3,094)	-	(3,094)
General and administrative expenses	(3,036)	-	(3,036)
Loss on foreign exchange - net	(189)	-	(189)
Other income	2,559	(0)	2,559
Other expense	(1,972)	-	(1,973)
OPERATING PROFIT	25,698	64	25,762
Finance income	596	-	596
Finance costs	(2,055)	-	(2,055)
Share of loss of associated companies	(11)	-	(11)
PROFIT BEFORE INCOME TAX	24,228	64	24,292
INCOME TAX EXPENSE	(5,866)	(42)	(5,908)
PROFIT FOR THE YEAR	18,362	22	18,384
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	31	-	31
Change in fair value of available-for-sale financial assets	(5)	-	(5)
Defined benefit plan actuarial losses	-	(3,031)	(3,031)
Total Other Comprehensive (Expense) Income-net	26	(3,031)	(3,005)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	18,388	(3,009)	15,379
Profit for the year attributable to:
Owners of the parent company	12,850	14	12,864
Non-controlling interests	5,512	8	5,520
	18,362	22	18,384
Total comprehensive income for the year attributable to:
Owners of the parent company	12,876	(3,042)	9,834
Non-controlling interests	5,512	33	5,545
	18,388	(3,009)	15,379
BASIC AND DILUTED EARNINGS PER SHARE (in full amounts)
Net income per share	669.19	0.73	669.92
Net income per ADS (40 series B shares per ADS)	26,767.60	29.20	26,796.80

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table of content

49.     SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK  AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

a.        Employee benefits

Under PSAK, the actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses at the end of the previous reporting period/year exceed 10% of the present value of the defined benefit obligation. These gains or losses are recognized on a straight-line basis over the expected average remaining service years of the employees.

Under IFRS, the actuarial gains and losses are recognized directly to other comprehensive income.

b.        Land rights

Under PSAK, land rights are recorded as part of property and equipments and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as a finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

c.         Service Concession Arrangements

Prior to January 1, 2012, there was no specific guidance on the accounting for service concession arrangement. The Company and Telkomsel accounted for this arrangement as an executory contract. The infrastructure assets constructed under this arrangement were accounted for as property and equipment and depreciated over their estimated useful lives.

Under IFRS, concession arrangement is accounted for as service concession arrangement under IFRIC 12, Service Concession Arrangements. The revenues from construction activities to design, build and finance a new asset that it makes available to the grantor are recognized on a stage of completion basis. The revenues from operating and maintenance activities in respect of the assets under the concession are recognized when the services are rendered. The infrastructure assets constructed under this arrangement are not recognized as property and equipment because the contractual arrangement does not convey the right to control the use of the public service infrastructure assets to the Company and Telkomsel.

Effective from January 1, 2012, the Company and Telkomsel adopted ISAK 16, Service Concession Arrangements, to account for concession contract. The effects of the adoption of ISAK 16 were recognized in the 2012 consolidated financial statements since they were not significant. Subsequently, there are no differences in accounting for service concession arrangements under PSAK and IFRS.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND FOR THE YEAR THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND FOR THE YEAR THEN ENDED AND AS OF JANUARY 1, 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

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49.     SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK  AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)(continued)

d.       Related Party Transactions

Under Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to government, government agencies and similar bodies whether local, national or international.